SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

(Commission File No. 001-33356),

Gafisa S.A.

(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz

São Paulo, SP, 04543- 000

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2020

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with the accounting practices adopted in Brazil).

Company data

Capital Composition	3

Individual financial statements

Balance sheet - Assets	4

Balance sheet - Liabilities	5

Statement of income	6

Statement of comprehensive income (loss)	7

Statement of cash flow	8

Statements of changes in equity

01/01/2020 to 09/30/2020	9

01/01/2019 to 09/30/2019	10

Statement of value added	11

Consolidated financial statements

Balance sheet - Assets	12

Balance sheet - Liabilities	13

Statement of income	15

Statement of comprehensive income (loss)	16

Statement of cash flow	17

Statements of changes in equity

01/01/2020 to 09/30/2020	18

01/01/2019 to 09/30/2019	19

Statement of value added	20

Comments on performance	21

Notes to the quartely information	43

Other information deemed relevant by the Company	74

Reports and statements

Independent auditors' report on the review of the quarterly information	77
80
Management statement of interim financial information

Management statement on the report n review of interim financial information	81

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	09/30/2020
Paid-in Capital
Common	290,732
Preferred	0
Total	290,732
Treasury shares
Common	342
Preferred	0
Total	342

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2020	PRIOR YEAR 12/31/2019
1	Total Assets	2,954,304	2,504,512
1.01	Current Assets	1,652,693	1,334,900
1.01.01	Cash and cash equivalents	43	810
1.01.01.01	Cash and banks	43	810
1.01.02	Short-term investments	619,025	401,243
1.01.02.01	Fair value of short-term investments	619,025	401,243
1.01.03	Accounts receivable	340,903	361,649
1.01.03.01	Trade accounts receivable	340,903	361,649
1.01.03.01.01	Receivables from clients of developments	304,312	347,158
1.01.03.01.02	Receivables from clients of construction and services rendered	36,591	14,491
1.01.04	Inventories	528,437	490,419
1.01.04.01	Properties for sale	528,437	490,419
1.01.07	Prepaid expenses	416	1,227
1.01.07.01	Prepaid expenses and others	416	1,227
1.01.08	Other current assets	162,869	79,552
1.01.08.01	Non current assets held for sale	3,709	3,709
1.01.08.03	Others	159,160	75,843
1.01.08.03.01	Other assets	65,760	52,455
1.01.08.03.03	Receivables from related parties	93,400	23,388
1.02	Non current assets	1,302,611	1,169,612
1.02.01	Non current assets	348,567	469,268
1.02.01.04	Accounts receivable	73,142	98,368
1.02.01.04.01	Receivables from clients of developments	73,142	98,368
1.02.01.05	Inventories	116,194	230,049
1.02.01.05.01	Properties for sale	116,194	230,049
1.02.01.10	Others non current assets	159,231	140,851
1.02.01.10.03	Other assets	118,160	107,435
1.02.01.10.04	Receivables from related parties	41,071	33,416
1.02.02	Investments	942,229	681,645
1.02.02.01	Investments	942,229	681,645
1.02.03	Property and equipment	6,805	12,147
1.02.03.01	Operation property and equipment	6,805	12,147
1.02.04	Intangible assets	5,010	6,552
1.02.04.01	Intangible assets	5,010	6,552

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2020	PRIOR YEAR 12/31/2019
2	Total Liabilities	2,954,304	2,504,512
2.01	Current liabilities	1,153,854	1,237,207
2.01.01	Social and labor obligations	10,342	11,963
2.01.01.02	Labor obligations	10,342	11,963
2.01.02	Suppliers	65,995	79,106
2.01.03	Tax obligations	62,217	58,556
2.01.03.01	Federal tax obligations	62,217	58,556
2.01.04	Loans and financing	427,681	541,826
2.01.04.01	Loans and financing	300,534	383,647
2.01.04.01.01	Loans and financing in local currency	300,534	383,647
2.01.04.02	Debentures	127,147	158,179
2.01.05	Other obligations	396,987	406,133
2.01.05.01	Payables to related parties	186,301	191,364
2.01.05.02	Others	210,686	214,769
2.01.05.02.04	Obligations for purchase of properties and advances from customers	66,660	89,825
2.01.05.02.06	Other payables	132,183	110,189
2.01.05.02.07	Obligations assumed on the assignment of receivables	11,843	14,755
2.01.06	Provisions	190,632	139,623
2.01.06.01	Tax, labor and civil lawsuits	190,632	139,623
2.01.06.01.01	Tax lawsuits	44	1,995
2.01.06.01.02	Labor lawsuits	25,096	30,699
2.01.06.01.04	Civil lawsuits	165,492	106,929
2.02	Non current liabilities	290,826	373,597
2.02.01	Loans and financing	145,698	146,375
2.02.01.01	Loans and financing	120,118	107,029
2.02.01.01.01	Loans and financing in local currency	120,118	107,029
2.02.01.02	Debentures	25,580	39,346
2.02.02	Other liabilities	55,788	91,250
2.02.02.02	Others	55,788	91,250
2.02.02.02.03	Obligations for purchase of properties and advances from customers	40,692	68,515
2.02.02.02.04	Other liabilities	4,484	6,272
2.02.02.02.06	Obligations assumed on the assignment of receivables	10,612	16,463
2.02.03	Deferred taxes	12,114	12,114
2.02.03.01	Deferred income tax and social contribution	12,114	12,114
2.02.04	Provisions	77,226	123,858
2.02.04.01	Tax, labor and civel lawsuits	77,226	123,858
2.02.04.01.01	Tax lawsuits	1	687
2.02.04.01.02	Tax and labor lawsuits	4,478	3,149
2.02.04.01.04	Civil lawsuits	72,747	120,022
2.03	Equity	1,509,624	893,708
2.03.01	Capital	1,041,248	2,926,280
2.03.02	Capital Reserves	335,162	294,094
2.03.02.05	Treasury shares	(2,634)	(43,517)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting stock options	87,197	87,012
2.03.05	Retained earnings/accumulated losses	133,214	(2,326,666)

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2020 to 09/30/2020	YEAR TO DATE 01/01/2020 to 09/30/2020	SAME QUARTER FROM PREVIOUS YEAR 07/01/2019 to 09/30/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
3.01	Gross Sales and/or Services	96,026	215,419	69,329	235,665
3.01.01	Revenue from real estate development	105,150	235,487	75,946	256,393
3.01.03	Taxes on real estate sales and services	(9,124)	(20,068)	(6,617)	(21,728)
3.02	Cost of sales and/or services	(71,322)	(157,819)	(41,009)	(162,614)
3.02.01	Cost of real estate development	(71,322)	(157,819)	(41,009)	(162,614)
3.03	Gross profit	24,704	57,600	28,320	73,051
3.04	Operating expenses/income	(52,607)	(122,562)	(7,206)	(86,612)
3.04.01	Selling expenses	(2,022)	(6,158)	(1,633)	(9,585)
3.04.02	General and administrative expenses	(19,543)	(51,136)	(11,053)	(26,136)
3.04.05	Other operating expenses	(26,394)	(61,608)	(2,607)	(55,877)
3.04.05.01	Depreciation and amortization	(1,610)	(5,373)	(2,848)	(10,625)
3.04.05.02	Other operating expenses	(24,784)	(56,235)	178	(45,252)
3.04.06	Income from equity method investments	(4,648)	(3,660)	8,150	(4,986)
3.05	Income (loss) before financial results and income taxes	(27,903)	(64,962)	21,114	(13,561)
3.06	Financial	(28,590)	(40,538)	(22,782)	(47,185)
3.06.02	Financial expenses, net	(28,590)	(40,538)	(22,782)	(47,185)
3.06.02.01	Financial expenses, net	(28,590)	(40,538)	(22,782)	(47,185)
3.07	Income before income taxes	(56,493)	(105,500)	(1,668)	(60,746)
3.09	Income (loss) from continuing operation	(56,493)	(105,500)	(1,668)	(60,746)
3.11	Income (loss) for the period	(56,493)	(105,500)	(1,668)	(60,746)
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	(0,39011)	(0,72852)	(0,03189)	(1,16151)
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	(0,39011)	(0,72852)	(0,03189)	(1,16151)

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 0701/2020 to 09/30/2020	YEAR TO DATE 01/01/2020 to 09/30/2020	SAME QUARTER FROM PREVIOUS YEAR 07/01/2019 to 09/30/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
4.01	Income (loss) for the period	(56,493)	(105,500)	(1,668)	(60,746)
4.03	Comprehensive income (loss) for the period	(56,493)	(105,500)	(1,668)	(60,746)

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2020 to 09/30/2020	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
6.01	Net cash from operating activities	(84,850)	(32,500)
6.01.01	Cash generated in the operations	(21,780)	(59,275)
6.01.01.01	Income (loss) before income and social contribution taxes	(105,500)	(60,746)
6.01.01.02	Income from equity method investments	(3,660)	(4,986)
6.01.01.03	Stock options expenses	(362)	(2,698)
6.01.01.04	Unrealized interest and finance charges, net	1,382	1,902
6.01.01.06	Depreciation and amortization	5,373	10,625
6.01.01.07	Provision for legal claims	51,127	45,378
6.01.01.08	Provision for profit sharing	6,194	500
6.01.01.09	Warranty provision	1,102	(3,918)
6.01.01.11	Allowance for doubtful accounts	15,347	(17,116)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(921)	(28,222)
6.01.01.13	Provision for penalties due to delay in construction works	832	754
6.01.01.15	Payable for sale of shares	0	(748)
6.01.02	Variation in assets and liabilities	(63,070)	91,775
6.01.02.01	Trade accounts receivable	21,862	117,528
6.01.02.02	Properties for sale	76,758	129,393
6.01.02.03	Other accounts receivable	(17,806)	(32,574)
6.01.02.04	Prepaid expenses	811	677
6.01.02.05	Obligations for purchase of properties and adv. from customers	(50,988)	(51,007)
6.01.02.06	Taxes and contributions	3,660	8,734
6.01.02.07	Suppliers	(12,981)	(13,126)
6.01.02.08	Salaries and payable charges	(7,816)	(1,898)
6.01.02.09	Transactions with related parties	380	4,763
6.01.02.10	Other obligations	(76,950)	(70,715)
6.02	Net cash from investing activities	(216,217)	(281,653)
6.02.01	Purchase of property and equipment and intangible assets	1,511	(4,333)
6.02.03	Redemption of short-term investments	262,076	34,040
6.02.04	Purchase of short-term investments	(479.858)	(311,360)
6.03	Net cash from financing activities	300,354	224,086
6.03.01	Capital increase	477.900	132,266
6.03.02	Increase in loans, financing and debentures	80,333	81,163
6.03.03	Payment of loans, financing and debentures	(196,523)	(193,285)
6.03.06	Loan transactions with related parties	(80,607)	(10,117)
6.03.08	Disposal of treasury shares	0	148
6.03.09	Result of the disposal of treasury shares	19,251	6,984
6.03.12	Constitution of reserves	0	206,927
6.05	Net increase (decrease) of cash and cash equivalents	(767)	(22,935)
6.05.01	Cash and cash equivalents at the beginning of the period	810	29,180
6.05.02	Cash and cash equivalents at the end of the period	43	4,112

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2020 TO 09/30/2020 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,926,280	294,094	-	(2,326,666)	-	893,708
5.03	Opening adjusted balance	2,926,280	294,094	-	(2,326,666)	-	893,708
5.04	Capital transactions with shareholders	(1,885,032)	41,068	-	2,565,380	-	721,416
5.04.01	Capital increase	700,001	-	-	-	-	700,001
5.04.03	Stock option plan	-	184	-	-	-	184
5.04.05	Treasury shares sold	-	40,884	-	(19,635)	-	21,231
5.04.08	Capital reduction	(2,585,033)	-	-	2,585,033	-	-
5.05	Total of comprehensive income (loss)	-	-	-	(105,500)	-	(105,500)
5.05.01	Net income (loss) for the period	-	-	-	(105,500)	-	(105,500)
5.07	Closing balance	1,041,248	355,162	-	133,214	-	1,509,624

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 09/30/2019 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,319	278,401	0	(2,308,403)	0	491,317
5.03	Opening adjusted balance	2,521,319	278,401	0	(2,308,403)	0	491,317
5.04	Capital transactions with shareholders	132,265	220,590	0	(3,267)	0	349,588
5.04.01	Capital increase	132,265	0	0	-	0	132,265
5.04.03	Stock option plan	0	355	0	-	0	355
5.04.05	Treasury shares sold	0	141	0	7	0	148
5.04.08	Treasury shares cancelled	0	5,747	0	(5,747)	0	-
5.04.09	Treasury shares reissued	0	(20,671)	0	20,671	0	-
5.04.10	Share repurchase program	0	28,091	0	(18,198)	0	9,893
5.04.11	Advance for future capital increase	0	206,927	0	(59,078)	0	206,927
5.05	Total of comprehensive income (loss)	0	0	0	(60,746)	0	(60,746)
5.05.01	Net income (loss) for the period	0	0	0	(60,746)	0	(60,746)
5.07	Closing balance	2,653,584	498,991	0	(2,372,416)	0	780,159

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2020 to 09/30/2020	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
7.01	Revenue	235,487	257,393
7.01.01	Real estate development, sales and services	250,834	240,277
7.01.04	Allowance for doubtful accounts	(15,347)	17,116
7.02	Inputs acquired from third parties	(218,867)	(191,772)
7.02.01	Cost of Sales and/or Services	(141,109)	(140,857)
7.02.02	Materials, energy, outsourced labor and other	(77,758)	(50,915)
7.03	Gross value added	16,620	65,621
7.04	Retentions	(5,373)	(10,625)
7.04.01	Depreciation and amortization	(5,373)	(10,625)
7.05	Net value added produced by the Company	11,247	54,996
7.06	Added value received on transfer	17,962	16,448
7.06.01	Income from equity method investments	(3,660)	4,986
7.06.02	Financial income	21,622	11,462
7.07	Value added total to be distributed	29,209	71,444
7.08	Value added distribution	29,209	71,444
7.08.01	Personnel and payroll charges	27.972	22,139
7.08.01.01	Direct remuneration	27.972	22,139
7.08.02	Taxes and contributions	25,686	26,971
7.08.02.01	Federal	25,686	26,971
7.08.03	Compensation – Interest	81.051	83,080
7.08.03.01	Interest	78.870	80,404
7.08.03.02	Rent	2,181	2,676
7.08.04	Compensation – Company capital	(105,500)	(60,746)
7.08.04.03	Net income (Retained losses)	(105,500)	(60,746)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2020	PRIOR YEAR 12/31/2019
1	Total Assets	3,445,750	2,551,887
1.01	Current Assets	2,648,455	1,800,168
1.01.01	Cash and cash equivalents	6,705	12,435
1.01.01.01	Cash and banks	6,705	12,435
1.01.02	Short-term investments	623,995	401,895
1.01.02.01	Fair value of short-term investments	623,995	401,895
1.01.03	Accounts receivable	544,147	445,303
1.01.03.01	Trade accounts receivable	544,147	445,303
1.01.03.01.01	Receivables from clients of developments	507,399	430,664
1.01.03.01.02	Receivables from clients of construction and services rendered	36,748	14,639
1.01.04	Inventories	1,317,144	786,660
1.01.04.01	Properties for sale	1,317,144	786,660
1.01.07	Prepaid expenses	1,405	1,860
1.01.07.01	Prepaid expenses and others	1,405	1,860
1.01.08	Other current assets	155,449	152,015
1.01.08.01	Non current assets for sale	7,014	7,014
1.01.08.03	Others	148,435	145,001
1.01.08.03.01	Other accounts receivable and others	146,125	67,395
1.01.08.03.03	Derivative financial instruments	2,310	77,606
1.02	Non current assets	797,305	751,719
1.02.01	Non current assets	503,511	591,674
1.02.01.04	Accounts receivable	86,843	112,135
1.02.01.04.01	Receivables from clients of developments	86,843	112,135
1.02.01.05	Inventories	191,985	279,207
1.02.01.05.01	Properties for sale	191,985	279,207
1.02.01.10	Others non current assets	224,683	200,332
1.02.01.10.03	Other assets	124,946	166,916
1.02.01.10.04	Receivables from related parties	99,737	33,416
1.02.02	Investments	272,497	138,802
1.02.02.01	Interest in associates and affiliates	272,497	138,802
1.02.03	Property and equipment	15,935	14,159
1.02.03.01	Operation property and equipment	15,935	14,159
1.02.04	Intangible assets	5,362	7,084
1.02.04.01	Intangible assets	5,362	7,084

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2020	PRIOR YEAR 12/31/2019
2	Total Liabilities	3,445,750	2,551,887
2.01	Current liabilities	1,440,307	1,252,402
2.01.01	Social and labor obligations	10,774	12,291
2.01.01.02	Labor obligations	10,774	12,291
2.01.02	Suppliers	1331,054	95,450
2.01.03	Tax obligations	82,979	69,868
2.01.03.01	Federal tax obligations	82,979	69,868
2.01.04	Loans and financing	476,495	584,303
2.01.04.01	Loans and financing	349,348	426,124
2.01.04.01.01	In Local Currency	349,348	426,124
2.01.04.02	Debentures	127,147	158,179
2.01.05	Other obligations	545,648	349,755
2.01.05.01	Payables to related parties	92,228	64,384
2.01.05.02	Others	453,420	285,371
2.01.05.02.04	Obligations for purchase of properties and advances from customers	259,336	129,353
2.01.05.02.06	Other payables	178,550	135,492
2.01.05.02.07	Obligations assumed on the assignment of receivables	15,534	20,526
2.01.06	Provisions	193,357	140,735
2.01.06.01	Tax, labor and civel lawsuits	193,357	140,735
2.01.06.01.01	Tax lawsuits	2,131	1,995
2.01.06.01.02	Labor lawsuits	25,096	31,593
2.01.06.01.04	Civel lawsuits	166,130	107,147
2.02	Non current liabilities	491,553	404,342
2.02.01	Loans and financing	269,003	146,375
2.02.01.01	Loans and financing	153,340	107,029
2.02.01.01.01	Loans and financing in local currency	153,340	107,029
2.02.01.02	Debentures	115,663	39,346
2.02.02	Other obligations	124,186	121,975
2.02.02.02	Others	124,186	121,975
2.02.02.02.03	Obligations for purchase of properties and advances from customers	87,942	93,075
2.02.02.02.04	Other payables	21,884	9,065
2.02.02.02.06	Obligations assumed on the assignment of receivables	14,360	19,835
2.02.03	Deferred taxes	12,114	12,114
2.02.03.01	Deferred income tax and social contribution	12,114	12,114
2.02.04	Provisions	86,250	123,878
2.02.04.01	Tax, labor and civel lawsuits	86,250	123,878
2.02.04.01.01	Tax lawsuits	98	707
2.02.04.01.02	Labor lawsuits	7,280	3,149
2.02.04.01.04	Civel lawsuits	78,872	120,022
2.03	Equity	1,513,890	895,143
2.03.01	Capital	1,041,248	2,926,280
2.03.01.01	Share Capital	1,041,248	2,926,280
2.03.02	Capital Reserves	2225,162	294,094
2.03.02.05	Treasury shares	(2,634)	(43,517)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting stock options	87,197	87,012

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2020	PRIOR YEAR 12/31/2019
2.03.05	Retained earnings/accumulated losses	133,214	(2,326,666)
2.03.09	Non-controlling interest	4,266	1,435

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2020 to 09/30/2020	YEAR TO DATE 01/01/2020 to 09/30/2020	SAME QUARTER FROM PREVIOUS YEAR 07/01/2019 to 09/30/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
3.01	Gross Sales and/or Services	148,632	304,135	89,212	284,292
3.01.01	Revenue from real estate development	159,579	327,637	96,438	307,534
3.01.03	Taxes on real estate sales and services	(10,947)	(23,502)	(7,226)	(23,242)
3.02	Cost of sales and/or services	(124,220)	(112,327)	(51,108)	(202,770)
3.02.01	Cost of real estate development	(124,220)	(112,327)	(51,108)	(202,770)
3.03	Gross profit	24,412	43,176	38,104	81,522
3.04	Operating expenses/income	(51,952)	(79,516)	(17,597)	(98,950)
3.04.01	Selling expenses	(3,909)	(6,840)	(2,170)	(11,683)
3.04.02	General and administrative expenses	(19,543)	(31,593)	(12,678)	(31,918)
3.04.05	Other operating expenses	(28,393)	(36,807)	(3,054)	(57,438)
3.04.05.01	Depreciation and amortization	(1,936)	(4,048)	(3,223)	(11,739)
3.04.05.02	Other operating expenses	(26,457)	(32,759)	169	(45.699)
3.04.06	Income from equity method investments	(107)	(4,276)	305	2,089
3.05	Income (loss) before financial results and income taxes	(27,540)	(36,340)	20,507	(17,428)
3.06	Financial	(28,049)	(10,750)	(21,548)	(41,976)
3.07	Income before income taxes	(55,589)	(47,090)	(1,041)	(59,404)
3.08	Income and social contribution taxes	(1,064)	(2,015)	(508)	(1,221)
3.08.01	Current	(1,064)	(2,015)	(508)	(1,221)
3.09	Income (loss) from continuing operation	(57,193)	(49,105)	(1,549)	(60,625)
3.11	Income (loss) for the period	(57,193)	(49,105)	(1,549)	(60,625)
3.11.01	Income (loss) attributable to the Company	(56,493)	(49,007)	(1,668)	(60,746)
3.11.02	Net income attributable to non-controlling interests	(700)	(98)	119	121
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	(0,39011)	(0,72852)	(0,03189)	(1,16151)
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	(0,39011)	(0,72852)	(0,03189)	(1,16151)

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2020 to 09/30/2020	YEAR TO DATE 01/01/2020 to 09/30/2020	SAME QUARTER FROM PREVIOUS YEAR 07/01/2019 to 09/30/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
4.01	Consolidated Income (loss) for the period	(57,193)	(106,299)	(1,549)	(60,625)
4.03	Consolidated comprehensive income (loss) for the period	(57,193)	(106,299)	(1,549)	(60,625)
4.03.01	Income (loss) attributable to the Company	(56,493)	(105,500)	(1,668)	(60,746)
4.03.02	Net income attributable to the noncontrolling interests	(700)	(799)	119	121

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2020 to 09/30/2020	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
6.01	Net cash from operating activities	(218,444)	68,098
6.01.01	Cash generated in the operations	6,005	(47,507)
6.01.01.01	Income (loss) before income and social contribution taxes	(102,681)	(59,404)
6.01.01.02	Income from equity method investments	4,383	(2,089)
6.01.01.03	Stock options expenses	(362)	(2,698)
6.01.01.04	Unrealized interest and finance charges, net	2,130	4,302
6.01.01.06	Depreciation and amortization	5,984	11,739
6.01.01.07	Provision for legal claims	52,708	45,885
6.01.01.08	Provision for profit sharing	6,194	500
6.01.01.09	Warranty provision	1,102	(3,918)
6.01.01.11	Allowance for doubtful accounts	34,197	(17,116)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(1,044)	(28,221)
6.01.01.13	Provision for penalties due to delay in construction works	3.394	754
6.01.01.15	Payable for sale of shares	0	2,759
6.01.02	Variation in assets and liabilities	(224,449)	115,605
6.01.02.01	Trade accounts receivable	(83,182)	127,949
6.01.02.02	Properties for sale	(27,289)	145,244
6.01.02.03	Other accounts receivable	(88,096)	(35,981)
6.01.02.04	Prepaid expenses	815	509
6.01.02.05	Obligations for purchase of properties and adv. from customers	(32,744)	(56,461)
6.01.02.06	Taxes and contributions	7,794	7,610
6.01.02.07	Suppliers	33,726	(2,189)
6.01.02.08	Salaries and payable charges	(7,721)	(12,366)
6.01.02.09	Transactions with related parties	47,135	26,045
6.01.02.10	Other obligations	(71,268)	(93,534)
6.01.02.11	Income tax and social contribution payable	(3,619)	(1,221)
6.02	Net cash from investing activities	(228,193)	(280,902)
6.02.01	Purchase of property and equipment and intangible assets	(4,618)	(4,361)
6.02.03	Redemption of short-term investments	(287,594)	50,445
6.02.04	Purchase of short-term investments	(511,169)	(326,986)
6.03	Net cash from financing activities	(439,392)	193,319
6.03.01	Capital increase	477,900	132,266
6.03.02	Increase in loans, financing and debentures	310,900	89,672
6.03.03	Payment of loans, financing and debentures	(359,646)	(232,561)
6.03.06	Loan transactions with related parties	(9,013)	(10,117)
6.03.08	Disposal of treasury shares	0	148
6.03.09	Result of the disposal of treasury shares	19,251	6,984
6.03.12	Constitution of reserves	0	206,927
6.04	Foreign Exchange Gains and Losses on Cash and Cash Equivalents	1,515	0
6.05	Net increase (decrease) of cash and cash equivalents	(5,730)	(19,485)
6.05.01	Cash and cash equivalents at the beginning of the period	12,435	32,304
6.05.02	Cash and cash equivalents at the end of the period	6,705	12,819

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 07/01/2020 TO 09/30/2020 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,926,280	294,094	0	(2,326,666)	0	893,708	1,435	895.143
5.03	Opening adjusted balance	2,926,280	294,094	0	(2,326,666)	0	893,708	1,435	895.143
5.04	Capital transactions with shareholders	(1,885,032)	41,068	0	2,565,380	0	721,416	3,630	725,046
5.04.01	Capital increase	700,001	0	0	0	0	700,001	0	700,001
5.04.03	Stock option plan	0	184	0	0	0	184	0	184
5.04.05	Treasury shares sold	0	40,884	0	(19,653)	0	21,231	0	21,231
5.04.08	Capital reduction	(2,585,033)	0	0	2,585,033	0	0	0	0
5.04.10	Low discontinued operation	0	0	0	0	0	0	3,630	3,630
5.05	Total of comprehensive income (loss)	0	0	0	(105,500)	0	(105,500)	(799)	(106,299)
5.05.01	Net income (loss) for the period	0	0	0	(105,500)	0	(105,500)	(799)	(106,299)
5.07	Closing balance	1,041,248	355,162	0	133,214	0	1,509,624	4,266	1,513,890

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 07/01/2019 TO 09/30/2019 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,319	278,401	0	(2,308,403)	0	491,317	1,847	493,191
5.03	Opening adjusted balance	2,521,319	278,401	0	(2,308,403)	0	491,317	1,847	493,191
5.04	Capital transactions with shareholders	132,265	220,590	0	(3,267)	0	349,588	0	349,588
5.04.01	Capital increase	132,265	-	0	0	0	132,265	0	132,265
5.04.03	Stock option plan	-	355	0	0	0	355	0	355
5.04.05	Treasury shares sold	-	141	0	7	0	148	0	148
5.04.08	Treasury shares cancelled	-	5,747	0	(5,747)	0	0	0	0
5.04.09	Treasury shares reissued	-	(20,671)	0	20,671	0	0	0	0
5.04.10	Share repurchase program	-	28.091	0	(18,198)	0	9,893	0	9,893
5.04.11	Advance for Future Increase of capital	-	206,927	0	0	0	(206,927)	0	206,927
5.05	Total of comprehensive income (loss)	-	0	0	(60,746)	0	(60,746)	121	(60,625)
5.05.01	Net income (loss) for the period	-	0	0	(60,746)	0	(60,746)	121	(60,625)
5.06	Reserves	-	0	0	-	0	9	(80)	(80)
5.06.01	Constitution of reserves	-	0	0	-	0	0	(80)	(80)
5.07	Closing balance	2,653,584	298,991	0	(2,372,418)	0	780,159	1,915	782,074

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2020 to 09/30/2020	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2019 to 09/30/2019
7.01	Revenues	327,637	307,534
7.01.01	Real estate development, sales and services	361,834	290,418
7.01.04	Allowance for doubtful accounts	(34,197)	17,116
7.02	Inputs acquired from third parties	(293,587)	(229,328)
7.02.01	Cost of Sales and/or Services	(211,240)	(172,414)
7.02.02	Materials, energy, outsourced labor and other	(82,347)	(56,914)
7.03	Gross value added	34,050	78,206
7.04	Retentions	(5,984)	(11,739)
7.04.01	Depreciation and amortization	(5,984)	(11,739)
7.05	Net value added produced by the Company	28,066	66,467
7.06	Value added received on transfer	18,195	14,052
7.06.01	Income from equity method investments	(4,383)	2,089
7.06.02	Financial income	22,587	11,963
7.07	Total value added to be distributed	46,261	80,519
7.08	Value added distribution	46,261	80,519
7.08.01	Personnel and payroll charges	29,807	23,717
7.08.01.01	Direct remuneration	29,807	23,717
7.08.02	Taxes and contributions	33,089	30,022
7.08.02.01	Federal	33,089	30,022
7.08.03	Compensation – Interest	88,865	87,526
7.08.03.01	Interest	88,865	84,295
7.08.03.02	Rent	2,181	3,231
7.08.04	Compensation – Company capital	(105,500)	(60,746)
7.08.04.03	Net income (Retained losses)	(105,500)	(60,746)

RESULTS CONFERENCE CALL
NOVEMBER 17, 2020

11:00 GMT

IN PORTUGUESE
+55 (11) 3137-8076 OR
+55 (11) 4841-0696 (BRAZIL)
CODE: GAFISA

9:00 NEW YORK TIME

IN ENGLISH (SIMULTANEOUS TRANSLATION OF PORTUGUESE)
+1 786 209-1795 (USA)
+44 20 3769 3830 (UK)
CODE: GAFISA

WEBCAST: HTTP://RI.GAFISA.COM.BR/
REPLAY:

ACTIONS

GFSA3 - B3
GFASY - OTC
TOTAL OUTSTANDING SHARES: 290.731.951[1]
AVERAGE DAILY TRADED VOLUME (3Q20): 7.117.474 SHARES.
[1] INCLUDING 338.562 SHARES IN TREASURY.
* BASE DATE 30/09/2020.

GFSA
B3 LISTED NM

Gafisa announces *3Q20* results

FOR IMMEDIATE RELEASE - São Paulo, November 16, 2020 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder, announced today its operational and financial results for the third quarter ended September 30, 2020.

GAFISA ANNOUNCES
3Q20 RESULTS

Gafisa’s growth upturn is a reality, with 253% higher sales volume, R$1.1 billion in launches in 2020, and R$1 billion PSV in new acquisitions

The third quarter of 2020 was marked by Gafisa’s consistent recovery of operational performance, highlighting sales, launches, construction works delivery, and land acquisition. We recorded the best sales performance over the past two years, totaling R$144 million sales, reflecting a 253% quarter-on-quarter increase.

After two years without new launches, we resumed launches in the third quarter of 2020, with Chez Perdizes, High Line Jardins, and Normandie Moema projects, totaling a PSV of R$264 million, all of them located in high-valued regions, with good liquidity in the city of São Paulo. Subsequently to the end of the third quarter, all these three launches today report healthy levels of sales, 20% in Chez Perdizes, 45% in High Line Jardins, and 60% in Normandie Moema. For the fourth quarter, we have other three launches totaling R$875 million, highlighting the Cyano Barra project with R$570 million PSV and a project in Campo Belo, SP, with R$262 million PSV.

Again, we evidence the consistency of the Company’s planning and delivery capacity, with two other projects delivered, with a total PSV of R$140 million, the 7th project delivered in 2020. We obtained the occupancy permit for the 8th and 9th projects, now we have achieved 94% of PSV estimated to be delivered in 2020. With the conclusion of the Upcon acquisition, we added two projects to be delivered in 2020, reaching a total of 10 projects with nearly R$1 billion PSV and 1,474 units.

The evolution of construction works was maintained, as well as projects and sales, even during the pandemic. The Company, through its Management Committee – COVID-19, upheld the prevention measures necessary to ensure everyone’s safety, evidencing the focus and discipline of Gafisa’s new management, even amidst a more challenging international scenario.

Still referring to our operational performance, it is worth noting that we acquired in the quarter two excellent plots of land in the city of São Paulo, one in Vila Mariana district, with an estimated PSV of R$116 million and another in the Butantã district, with an estimated PSV of R$162 million. Upcon also brought to our landbank an estimated PSV of R$900 million. We also concluded negotiations to acquire four projects from Calçada S.A., with an approximate PSV of R$747 million, and the acquisition of the last plot of land at Av. Delfim Moreira, definitively sets Gafisa’s return to the city of Rio de Janeiro, through differentiated projects.

Concerning financial results, it is worth noting that we maintained the REF margin (backlog results) at approximately 35%. This evidences that backlog result sustains the Company’s margin at healthy levels in a continued and consistent improvement, despite a temporary reduction of adjusted gross margin (no financial cost), due to our conservative approach when recording provision for dissolutions and repricing of older inventories during the pandemic.

We also should point out a continuous improvement of the Company’s balance sheet and deleverage. Within one year, we went from a Net Debt/Shareholders’ Equity ratio of 162% in 1Q19 to current 7.6% in 3Q20, with a capital increase approved on August 7, 2020, injecting R$218.2 million into the Company’s cash.

We are confident that we are reaching a new cycle of high growth in the real estate market, with interest rates nearing the lowest historical levels, unparalleled credit market growth, and development. Furthermore, as fixed-income investments have very low yield, or even negative, real estate investment has increasingly become relevant in the investment portfolio of individuals and institutional investors.

Within this virtuous context of growth in the real estate market and the assertive actions in its real estate development core business, Gafisa is executing its transformation to become a real estate platform to go beyond its core activity of real estate development. From its solid balance sheet and strategic planning, Gafisa set up a new line of business, the Gafisa Properties. We are also developing partnerships and investments in startups to bring innovation, technology, and new services for Gafisa and its clients. Gafisa Properties will own real estate assets to become profitable through leasing flows across the real estate spectrum, such as offices, residential units, shopping malls, and hotels, and its portfolio will be composed of Gafisa’s built assets or under construction (e.g., offices, stores, and small residential units of up 50 m2)and new acquisitions with a focus on non-replicable locations and/or assets with turnaround opportunities. As far as innovation is concerned, we will apply our background and market expertise to pursue synergies and new business models according to a real estate Ecosystem vision that transforms Gafisa’s real estate assets into business platforms to be explored throughout real estate asset’s life cycle, whether assets held Gafisa Properties or sold by Gafisa to its end clients. We are confident that these actions will allow the Company to capture value for its shareholders.

Gafisa relies on a traditional brand and is recognized as a benchmark in the Brazilian market. We are refining our new management model with dynamism and discipline, to prepare the Company for a new development and growth cycle that will restore Gafisa’s history of success and value creation for our shareholders.

Ian Andrade

Chief Financial and Investor Relations Officer

OPERATIONAL RESULTS

Table 1 – Operational Performance (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	A/A (%)	9M20	9M19	Y/Y (%)
Launches	263,789	-	-	-	-	263,789	-	-
Gross sales	143,878	41,383	247.7%	39,963	260.0%	185,260	219,127	(15.5%)
Dissolutions	(26,224)	(21,543)	21.7%	(10,210)	156.8%	(47,767)	(83,245)	(42.6%)
Net Sales	117,654	19,840	493.0%	29,753	295.4%	137,494	135,881	1.2%
Speed of Sales (SoS)	10.57%	2.39%	8.2 p.p.	3.00%	7.6 p.p.	12.13%	11.60%	0.5 p.p.
Delivered PSV	140,255	543,720	(74.2%)	-	-	683,975	171,648	298.5%

Table 2 – Financial Performance (R$ 000)

1Adjusted by capitalized interest with stock option plan (non-cash) and minority shareholders.

2 Backlog results net of PIS/COFINS taxes (3.65%), excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

3 Backlog results comprise the projects restricted by a condition precedent.

4 Cash and cash equivalents and marketable securities.

Launches

In 3Q20, Gafisa resumed launches, three projects with an estimated total PSV of R$264 million. These launches are a result of a relevant restructuring process. It is worth noting that the social distancing rules inflicted by the pandemic of Covid-19, suspended the operation of sales stands, affecting the economic activity in the country. The Company also postponed for a few months the launches foreseen early in the year, evidencing our focus and commitment to the Company’s turnaround. As subsequent events, we already launched for 4Q20, other two projects, highlighting the Cyano Barra with R$570 million PSV, and we are already in the pre-launch of another project in Campo Belo, with an estimated PSV of R$262 million.

Sales

Gross sales soared 247.7% to R$143.8 million in 3Q20 versus 2Q20, even during the pandemic, sales grew by 260.0% year-on-year. The quarter-on-quarter increase reflects the restructuring of the sales area, with Gafisa Sales’ improved structure. The higher speed of sales compared to 3Q19 also reflects greater sales options available, with a resumption of launches and pre-launches in 3Q20.

Dissolutions reached R$24.2 million in 3Q20, surging 12.4% from 2Q20 and 156% year-on-year. The quarter-on-quarter increase partially stems from a higher volume of deliveries in the period (not a concern for Management) and the pandemic of COVID-19. Efforts endeavored in the 2019 restructuring process advanced, resulting in renegotiations with Gafisa’s clients, a more accurate credit analysis of potential clients, as well as the recovery of client confidence in the Company.

¹ It considers LTM.

Net sales totaled R$117.7 million in 3Q20.

¹ It considers LTM.

Sales Over Supply (SoS)

Sales Over Supply (SoS) reached 10.6% in 3Q20, an increase of 8.3 p.p. from 2Q20 and 7.6 p.p. from 3Q19. This increase reflects a higher volume of sales and launches in the quarter. We believe that this figure should improve with the Company’s next launches, which besides making available new products, usually has a significant impact on inventory units sale.

Inventory (Property for Sale)

The Company’s inventory at market value consolidated with projects acquired from Upcon totaled R$995.9 million in 3Q20.

Table 3 – Inventory at Market Value 2Q20 x 3Q20 (R$ 000)

	Inventories 2Q20	Launches	Dissolutions	Gross Sales	UPCON	Adjustments	Inventories 3Q20	% Q/Q

São Paulo	686,125	45,553	22,749	(132,434)	215,563	4,193	841,749	22.7%
Rio de Janeiro	120,572	-	3,021	(5,134)	-	5,225	123,684	2.6%
Other markets	35,032	-	454	(6,310)	-	1,256	30,433	-13.1%
Total	841,729	-	26,224	(143,878)	215,563	10,675	995,866	18.3%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing.

Inventory turnover in the last 12 months dropped from 73 months in 2Q20 to 53 months in 3Q20, 27.7% lower than in the previous quarter, owing to higher sales volume in the period.

Approximately 73% of inventory is composed of residential units located in the State of São Paulo and with higher liquidity.

Table 4 – Inventory at Market Value– Financial Progress – POC - (R$ 000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units	Total 3Q20

São Paulo	129,376	72,461	229,018	168,826	242,069	841,749
Rio de Janeiro	-	-	-	-	123,684	123,684
Other markets	-	-	-	8,599	21,834	30,433
Total	129,376	72,461	229,018	177,425	387,587	995,866

* % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 – Inventory at Market Value – Commercial x Residential Breakdown- (R$ 000)~

	Residential	Comercial	Total
SP	723,513	118,236	841,749
RJ	15,641	108,043	123,684
Others	30,433	-	30,433
Total	769,587	226,279	995,866

Delivered Projects and Transfer

In 3Q20, we delivered two projects, totaling 421 units, and a total PSV of R$140.3 million. It is also worth noting that besides delivering these two projects, in the third quarter, the Company obtained the occupancy permit for two projects with 160 units and PSV of R$166 million, besides projects delivered in 1H20 with 775 units and PSV of R$608.9 million. Total deliveries foreseen for 2020 is 10 projects with a PSV of R$971.8 million and 1,474 units. Therefore, out of the total, we already delivered/obtained occupancy permit for 9 projects or 94% of PSV.

Table 6 – Deliveries

Project	Delivery date	Launch date	Location	% share	Units 100% (Ex. swap units)	PSV % R$000
Vila Rica	feb/20	2016	Santos/SP	50%	69	65,168
Total 1Q20					69	65,168
Moov Estação Vila Prudente	abr/20	ago/16	São Paulo	100%	150	72,097
Gafisa Like Alto da Boa Vista	mai/20	ago/16	São Paulo	100%	220	158,676
Gafisa Square Ipiranga	mai/20	out/16	São Paulo	100%	224	263,490
Marquês 2900	mai/20	dez/16	São Paulo	50%	112	49,455
Total 2Q20					706	543,719
Moov Freguesia	ago/20	set/16	São Paulo	100%	307	91,893
Uplife Interlagos	ago/20	mai/15	São Paulo	100%	114	48,361
Total 3Q20					421	140,255
Total 2020					1,196	749,142

¹ Number of units corresponding to a 100% share in projects, net of swaps;

PSV transferred in 3Q20 was R$73.5 million, 3.6% lower than in 2Q20, and 48.7% higher than in 3Q19. The lower volume of transfer reflects a smaller amount of projects delivered this quarter compared to the previous quarter. We highlight that this result was achieved even amidst a pandemic, with restricted business hours at notary offices, banks, people’s movement, and our team in home office most of the time. We again reiterate the Company’s expectation of a significant increase in PSV transferred during 2020, due to the expected delivery of 10 projects in total.

Table 7 – Transfer and Delivery - (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	A/A (%)	9M20	9M19	Y/Y (%)
PSV Transferred¹	70,468	76,244	-7.6%	49,426	42.6%	146,711	158,449	-7.4%
Delivered Projects	2	4	-50.0%	-	-	6	2	200.0%
Delivered Units²	421	716	-41.2%	-	-	1,137	365	211.5%
PSV delivered³	140,255	543,719	-74.2%	-	-	683,974	171,648	298.5%

¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to a 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage, and swap.

Landbank

With an estimated PSV of R$4.8 billion, the Company’s landbank represents potential 40 projects/phases totaling 9,599 units. Approximately 49% of the acquisition value of our land consists of most of which are located in the city of São Paulo. This quarter, the Company acquired two plots of land in São Paulo, in Vila Mariana and Butantã districts, with an estimated PSV of R$255 million.

Table 8 - Landbank (R$ 000)

	PSV¹ (%Cia.)	% Swap Total	% Swap Units	%Swap Finan.	Potential Units (%Cia.)	Potential Units (100%)

São Paulo	2,901,083	38.7%	32.5%	6.2%	6,111	6,339
Rio de Janeiro	1,282,715	72.2%	72.2%	0.0%	1,641	1,895
Others	593,614	38.1%	38.1%	0.0%	1,089	1,366
Total	4,777,412	48.6%	44.6%	4.0%	8,840	9,599

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (2Q20 vs. 3Q20 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	UPCON	Adj.	Final Landbank

São Paulo	2,015,053	255,265	45,553	(232,755)	879,345	(61,378)	2,901,083
Rio de Janeiro	1,282,715	-	-	-	-	-	1,282,715
Others	593,614	-	-	-	-	-	593,614
Total	3,891,382	255,265	45,553	(232,755)	879,345	(61,378)	4,777,412

FINANCIAL RESULTS

Revenue

Net revenue amounted to R$148.6 million in the third quarter of 2020, 77.4% higher than in 2Q20, reflecting higher sales and works in progress in the period. Year-on-year, net revenue soared 66.6%, due to higher sales volume and construction works evolution.

Table 10 – Revenue Recognition (R$ 000)

	3Q20				3Q19
Launches	Contracted Sales[1]	% Sales	Revenue	% Revenue	Contracted Sales	% Sales	Revenue	% Revenue
2018	52,326	45.9%	50,769	34.2%	(1,354)	(4.5%)	3,057	3.4%
2017	27,241	23.9%	44,396	29.9%	(472)	(1.6%)	13,794	15.5%
2016	6,450	5.7%	10,739	7.2%	13,091	44.0%	39,625	44.4%
2015	18,260	16.0%	25,271	17.0%	13,021	43.8%	21,488	24.1%
<2014	9,671	8.5%	17,457	11.7%	5,467	18.4%	11,247	12.6%
Total	113,947	100.0%	148,632	100.0%	29,753	100.0%	89,211	100.0%

¹ Contracted sales exclude UPCON sales, as it does not have revenue recognized in the quarter

Gross Profit & Margin

Gafisa’s adjusted gross profit reached R$36.6 million in 3Q20, versus R$29.6 million in 2Q20 and R$45.3 million in 3Q19. The adjusted gross margin declined 10.7p.p. in the quarter to 24.6%, on the back of a greater conservative approach when recording provision for dissolutions, expected losses, and price variation in the period, amidst a challenging scenario of Covi-19 pandemic. Adjusted gross margin in 3Q20, excluding non-recurring items was 29.4%, higher than the margin of 2.3 p.p. recorded in 2Q20.

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Net Revenue	148,632	83,800	77.4%	89,212	66.6%	304,135	284,292	7.0%
Gross Profit	24,412	22,714	7.5%	38,104	(35.9%)	67,588	81,522	-17%
Gross Margin	16.4%	27.1%	-10.7p.p.	42.7%	-26.3p.p.	22.2%	28.7%	-6.5p.p.
(-) Financial Costs	(12,175)	(6,857)	77.6%	(7,147)	70.4%	(25,307)	(30,356)	-17%
Adjusted Gross Profit ¹	36,587	29,571	23.7%	45,251	(19.1%)	92,895	111,878	-17%
Adjusted Gross Profit Margin	24.6%	35.3%	-10.7p.p.	50.7%	-26.1p.p.	30.5%	39.4%	-8.8p.p.

Table 11 – Gross Margin (R$ 000)

¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses totaled R$23.5 million in 3Q20, 22.3% higher than in 2Q20, and 57.9% higher than in 3Q19.

General and administrative expenses came to R$19.5 million, 29.1% higher than the previous quarter, due to a provision for a bonus of R$3.0 million in the period. In 3Q20, recurring general and administrative expenses totaled R$12.1 million, 18% lower than the R$14.2 million recorded in 2Q20.

Table 12 – SG&A Expenses (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Selling Expenses	(3,909)	(4,047)	-3.4%	(2,170)	80.1%	(10,749)	(11,683)	-8%
G&A Expenses	(19,543)	(15,133)	29.1%	(12,678)	54.1%	(51,136)	(31,918)	60%
Total SG&A Expenses	(23,452)	(19,180)	22.3%	(14,848)	57.9%	(61,885)	(43,601)	42%

Other Operating Income/Expenses totaled expenses of R$26.5 million. Out of this amount, R$21.3 million refers to the provision for litigation and settlements made by the Company, as part of its project to settle contingent liabilities.

Table 13 – Other Operating Income/Expenses (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Litigation Expenses	(21,357)	(19,353)	10.4%	-	0.0%	(52,708)	(45,769)	15.2%
Others	(5,100)	(662)	670.4%	169	-3117.8%	(6,509)	70	-9398.6%
Total	(26,457)	(20,015)	32.2%	169	-15755.0%	(59,217)	(45,699)	29.6%

Adjusted EBITDA

Adjusted EBITDA came to R$7.9 million in 3Q20, 2.6% higher than the R$7.7 million reported in the previous quarter. Year-on-year, Adjusted EBITDA declined compared to R$31.1 million.

Table 14 – Adjusted EBITDA (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Net Income (Loss)	(56,493)	(23,545)	139.9%	(1,668)	3286.9%	(105,500)	(60,746)	73.7%
(+) Financial Results	28,049	2,354	1091.5%	21,548	30.2%	38,799	41,976	-7.6%
(+) Income Tax / Social Contribution	1,604	886	81.0%	508	215.7%	3,619	1,221	196.4%
(+) Depreciation and Amortization	1,936	1,882	2.9%	3,223	-39.9%	5,984	11,739	-49.0%
(+) Capitalized Interest	12,175	6,857	77.6%	7,147	70.4%	25,307	30,356	-16.6%
(+) Expenses w/ Stock Options Plans	(6)	47	(112.7%)	174	-103.4%	(362)	(2,698)	-86.6%
(+) Minority Shareholders	(700)	(112)	525.0%	119	-688.2%	(799)	121	-760.3%
(+) Litigation Expenses	21,357	19,353	10.4%	-	0.0%	52,708	45,769	15.2%
Adjusted EBITDA¹	7,922	7,722	2.6%	31,051	-74.5%	19,756	67,738	-70.8%

¹ Adjusted by capitalized interests, with a stock option plan (non-cash) and minority shareholders.

Financial Result

Net financial result totaled (R$28.1) million in 3Q20 from (R$2.4) million in 2Q20, reflecting the volatility of certain securities in the period and the effect of swap operation contracted.

Net Result

Net result in 3Q20 came negative at R$56.5 million, compared to net losses of R$23.5 million and R$1.7 million recorded in 2Q20 and 3Q19, respectively.

Table 15 – Net Result (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Net Revenue	148,632	83,800	77.4%	89,212	66.6%	304,135	284,292	7.0%
Gross Result	24,412	22,714	7.5%	38,104	-35.9%	67,588	81,522	-17.1%
Gross Margin	16.4%	27.1%	-39.4%	42.7%	-61.5%	22.2%	28.7%	-22.5%
(-) Financial Costs	12,175	6,857	77.6%	(7,147)	-270.4%	25,307	(30,356)	-183.4%
Recurring Adjusted Gross Result¹	36,587	15,857	130.7%	45,251	-19.1%	92,895	111,878	-17.0%
Recurring Adjusted Gross Margin¹	24.6%	18.9%	30.1%	50.7%	-51.5%	30.5%	39.4%	-22.4%
Adjusted EBITDA²	7,922	7,722	2.6%	31,051	-74.5%	19.756	21.969	-10.1%
Adjusted EBITDA Margin²	5.3%	9.2%	-42.2%	34.8%	-84.7%	6.5%	7.7%	-15.9%
Adjusted Net Result³	(56,493)	(23,545)	139.9%	(1,668)	3286.9%	(105,500)	(60,746)	73.7%
( - ) Litigation Expenses	(21,357)	(19,353)	10.4%	-	0.0%	(52,708)	(45,769)	15.2%
Net Result (ex-Litigation Expenses)	(35,136)	(4,192)	738.2%	(1,668)	2006.5%	(52,792)	(14,977)	252.5%

1 Adjusted by capitalized interests.

2 Adjusted by capitalized interests, with a stock option plan (non-cash) and minority shareholders.

Revenue Backlog and Results

At the end of 3Q20, the balance of revenue backlog according to the PoC method totaled R$100.3 million, compared to R$109.6 million and R$166.1 million reported in the previous quarter and the same period last year, respectively. Margin to be recognized was 34.4%, in line with 2Q20.

Table 16 – Backlog Results (REF) (R$ 000)

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)
Revenue Backlog	291,189	306,484	-5%	465,102	-37%
Backlog Costs (units sold)	(190,878)	(196,870)	-3%	(298,953)	-36%
Backlog Results	100,311	109,614	-8%	166,149	-40%
Backlog Margin	34.4%	35.8%	-132bps	35.7%	-127bps

Notes: Backlog results net of PIS/COFINS taxes (3.65%) and excluding the impact of the PVA (Present Value Adjustment) method according to Law No. 11.638.

Backlog results comprise the projects restricted by a condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On September 30, 2020, cash and cash equivalents and marketable securities totaled R$630.7 million, compared to R$570.2 million in 2Q20, reflecting the inflow of funds from a capital increase of R$218.2 million and debt amortization in the period, so that to sustain a liquidity cushion and enable our growth resumption. The Company believes that disciplined cost control and the maintenance of a liquidity reserve are essential for the operation. This business vision and team’s readiness allowed the company to go through this period of uncertainty very consistently and smoothly.

Receivables

At the end of 3Q20, total accounts receivable came to R$933.2 million. Of this amount, R$630.9 million were already recognized in the balance sheet.

Table 17 – Total Receivables (R$ 000)

	3Q20	2Q20	Q/Q(%)	3Q19	Y/Y (%)
Receivables from developments - backlog	302,220	318,095	-5%	482,721	-37%
Receivables PoC - ST (on balance sheet)	544,147	445,811	22%	409,212	33%
Receivables PoC - LT (on balance sheet)	86,843	93,529	-7%	119,765	-27%
Total	933,210	857,435	9%	1,011,698	-8%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2020	2021	2022	2023	2024 – Onwards
Receivables Backlog	302,222	106,367	105,594	76,631	3,690	9,940
Receivables PoC	630,990	260,387	360,332	5,334	1,310	3,627
Total	933,212	366,754	465,926	81,965	5,000	13,567

Cash Generation

Table 19 – Cash Generation (R$ 000)

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Cash [1]	63,068	182,817	394,216	414,330	363,337	570,156	630,660
Change in Cash Available (1)	(74,092)	119,749	211,399	20,114	(50,993)	206,819	60,504
Total Debt	790,172	770,715	750,826	730,678	710,169	673,649	745,499
Change in Total Debt (2)	(99,241)	(19,457)	(19,889)	(20,148)	(20,509)	(36,520)	71,850
Capital Increase (3)	-	132,265	206,927	65,768	-	259,729	218,171
Cash Generation in the Period (1) - (2) - (3)	25,149	6,941	24,361	(25,506)	(30,484)	(16,390)	(229,517)
Final Accumulated Cash Generation ²	25,149	32,090	56,451	30,945	461	(15,929)	(245,446)

¹ Cash and cash equivalents and marketable securities.

² It considers LTM.

Liquidity

Advancing the work of strengthening the Company’s balance sheet, the Net Debt/Shareholders’ Equity ratio reached 7.6% at the end of 3Q20, compared to 8.8% reported in 2Q20, due to higher cash deriving from capital increase. Within one year, we went from a Net Debt/Shareholders’ Equity ratio of 45.6% in 3Q19 to current 7.6% in 3Q20. Net debt increased to R$123.5 million from R$114.8 million reported in the previous quarter.

Table 20 – Debt and Investor Obligation (R$ 000)

	3Q20	2Q20	Q/Q(%)	3Q19	Y/Y (%)
Housing Financial System - SFH	259,432	266,210	-2.5%	267,923	-3.2%
Real Estate Financial System - SFI	126,340	146,613	-13.8%	175,565	-28.0%
Debentures (Projects)	172,578	112,338	53.6%	194,625	-11.3%
Bank Credit Notes (Projects)	59,696	40,219	48.4%	37,794	58.0%
Subtotal Project Debt (A)	618,046	565,380	9.3%	675,907	-8.6%
Debentures (Working Capital)	70,232	33,529	109.5%	49,646	41.5%
Bank Credit Notes (Working Capital)	40,922	62,799	-34.8%	14,899	174.7%
Other operations (Working Capital)	16,299	11,941	36.5%	10,374	57.1%
Subtotal Working Capital Debt (B)	127,453	108,269	17.7%	74,919	70.1%
Total Debt (A)+(B)= (C)	745,499	673,649	10.7%	750,826	-0.7%
Cash and Cash Equivalents1 (D)	630,660	570,156	10.6%	394,216	60.0%
Net Debt (C) - (D) = (E)	114,839	103,493	11.0%	356,610	-67.8%
Shareholders’ Equity + Minority (F)	1,513,890	1,177,187	34.3%	782,074	93.6%
(Net Debt) / (SE) (E)/(F)=(G)	7.6%	8.8%	-121bps	45.6%	-3801bps
(Net Debt - Proj. Fin.) / (SE) ((E)-(A))/(F)=(H)	(33.2%)	(39.2%)	600bps	(40.8%)	759bps

¹Cash and cash equivalents and marketable securities.

The Company ended 3Q20 with R$332.6 million indebtedness falling due this year, accounting for 44.6% of total debt. Note that approximately 82.9% of the Company’s debt is linked to projects, therefore, maturities are connected with the delivery of projects to still occur in 2020, and we already delivered or obtained the occupancy permit for 9 projects, or 94% of PSV estimated for this year’s deliveries. On September 30, 2020, the consolidated average cost of debt was 9,5% p.a.

Table 21– Debt Maturity (R$ 000)

	Average cost (a.a.)	Total	Until Dec/20	Until Dec/21	Until Dec/22	Until Dec/23	After Dec/23
Housing Financial System - SFH	TR + 7,00% a 14,20%	259,432	187,455	-	-	-	71,977
Real Estate Financial System - SFI	Pre +13,66% / 143% CDI	126,340	519	77,298	7,800	7,800	32,923
Debentures (Projects)	CDI + 3% / CDI + 3,75% / CDI + 5,00% / CDI + 6,00%	172,578	73,669	8,361	465	-	90,083
Bank Credit Notes (Projects)	CDI + 3,50% / Pre + 16,77%	59,696	12,292	23,027	19,660	4,717	-
Subtotal Project Debt (A)		618,046	273,935	108,686	27,925	12,517	194,983
Debentures (Working Capital)	IPCA + 7,8%	70,232	42,279	11,426	10,670	5,857	-
Bank Credit Notes (Working Capital)	CDI + 3,7%/ 4,25%	40,922	62	40,860	-	-	-
Other operations (Working Capital)	Pre + 11,36%	16,299	16,299	-	-	-	-
Subtotal Working Capital Debt (B)		127,453	58,640	52,286	10,670	5,857	-
Total Debt (A)+(B)= (C)		745,499	332,575	160,972	38,595	18,374	194,983
Total maturity per period %		-		44.6%	21.6%	5.2%	2.5%
Project debt maturity as % of total debt (B)/ (E)		-	-	82.4%	67.5%	72.4%	68.1%
Working capital maturity as % of total debt ((A)+(C))/ (E)		44.6%	44.6%	17.6%	32.5%	27.6%	31.9%

Consolidated Income Statement

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)	9M20	9M19	Y/Y (%)
Net Revenue	148,632	83,800	77.4%	89,212	66.6%	304,135	284,292	7.0%
Operational Costs	(124,220)	(61,086)	103.4%	(51,108)	143.1%	(236,547)	(202,770)	16.7%
Gross Result	24,412	22,714	7.5%	38,104	(35.9%)	67,588	81,522	-17.1%
Gross Margin	16,4%	27,1%	-10.7p.p.	42,7%	-26.3p.p.	22,2%	28,7%	-244.9%
Operational Expenses	(51,952)	(43,131)	20.5%	(17,597)	195.2%	(131,469)	(98,950)	-277.0%
Selling Expenses	(3,909)	(4,047)	(3.4%)	(2,170)	80.1%	(10,749)	(11,683)	-8.0%
General and Administrative Expenses	(19,543)	(15,133)	29.1%	(12,678)	54.1%	(51,136)	(31,918)	60.2%
Other Operating Revenue/Expenses	(26,457)	(20,015)	32.2%	169	(15755.0%)	(59,217)	(45,699)	29.6%
Depreciation and Amortization	(1,936)	(1,882)	2.9%	(3,223)	(39.9%)	(5,984)	(11,739)	-49.0%
Equity Income	(107)	(2,054)	(94.8%)	305	(135.1%)	(4,383)	2,089	-309.8%
Operational Result	(27,540)	(20,417)	34.9%	20,507	(234.3%)	(63,881)	(17,428)	-294.1%
Net Financial Result	(28,049)	(2,354)	1091.5%	(21,548)	30.2%	(38,799)	(41,976)	-252.9%
Financial Income	(6,512)	21,091	(130.9%)	3,229	(301.7%)	22,578	11,963	88.7%
Financial Expenses	(21,537)	(23,445)	(8.1%)	(24,777)	(13.1%)	(61,377)	(53,939)	13.8%
Net Income Before Taxes on Income	(55,589)	(22,771)	144.1%	(1,041)	5240.0%	(102,680)	(59,404)	-191.6%
Deferred Taxes	-	-	-	-	-	-	-	-
Income Tax and Social Contribution	(1,604)	(886)	81.0%	(508)	215.7%	(3,619)	(1,221)	196.4%
Net Income After Taxes on Income	(57,193)	(23,657)	141.8%	(1,549)	3592.3%	(106,299)	(60,625)	75.3%
Minority Shareholders	(700)	(112)	525.0%	119	(688.2%)	(799)	121	-760.3%
Net Income	(56,493)	(23,545)	139.9%	(1,668)	3286.9%	(105,500)	(60,746)	73.7%

Consolidated Balance Sheet

	3Q20	2Q20	Q/Q (%)	3Q19	Y/Y (%)
Current assets
Cash and Cash Equivalents	6,705	19,512	-66%	12,819	-48%
Securities	623,955	550,644	13%	381,397	64%
Receivables from clients	544,147	445,811	22%	409,212	33%
Properties for sales	1,317,144	855,315	54%	820,892	60%
Other account receivable	148,435	178,058	-17%	119,897	24%
Prepaid expenses and other	1,045	1,131	-8%	2,159	-52%
Land for sale	7,014	7,014	0%	38,681	-82%
Subtotal	2,648,445	2,057,485	29%	1,785,057	48%

Non current assets
Receivables from clients	86,843	93,529	-7%	119,765	-27%
Properties for sales	191,985	293,573	-35%	190,953	1%
Other account receivable	224,683	221,739	1%	145,232	55%
Subtotal	503,511	608,841	-17%	455,950	10%
Intangible, property and equipment	21,297	17,444	22%	24,465	-13%
Investments	272,497	138,566	97%	300,726	-9%

Total Asset	3,445,750	2,822,336	22%	2,566,198	34%

Current liabilities
Loans and financing	349,348	283,923	23%	364,766	-4%
Debentures	127,147	119,367	7%	179,423	-29%
Obligation for purchase of land	259,336	111,790	132%	105,823	145%
Material and service suppliers	131,054	131,941	-1%	129,825	1%
Taxes and contributions	82,979	83,689	-1%	64,886	28%
Provision for contingencies	193,357	184,084	5%	179,681	8%
Other liabilities	297,086	253,603	17%	207,540	43%
Subtotal	1,440,307	1,168,397	23%	1,231,944	17%

Non current liabilities
Loans and financing	153,340	243,859	-37%	141,789	8%
Debentures	115,663	26,500	336%	64,848	78%
Obligation for purchase of land	87,942	92,998	-5%	147,147	-40%
Deferred taxes	12,114	12,114	0%	49,372	-75%
Provision for contingencies	86,250	78,809	9%	110,564	-22%
Other liabilities	36,244	22,472	61%	38,460	-6%
Subtotal	491,553	476,752	3%	552,180	-11%

Shareholders’ Equity
Shareholders’ equity	1,509,624	1,175,852	28%	780,159	94%
Minority Interest	4,266	1,335	220%	1,915	123%
Subtotal	1,513,890	1,177,187	29%	782,074	94%
Total Liabilities and Shareholders’ Equity	3,445,750	2,822,336	22%	2,566,198	34%

Balance Sheet by brand - Consolidated 3Q20

	Gafisa	Upcon	Consolidated
Current assets
Cash and Cash Equivalents	5,190	1,515	6,705
Securities	623,955	-	623,955
Receivables from clients	512,367	31,780	544,147
Properties for sales	902,215	414,929	1,317,144
Other account receivable	210,381	9,656	148,435
Prepaid expenses and other	1,045	-	1,045
Land for sale	7,014	-	7,014
Subtotal	2,262,167	457,880	2,648,445

Non current assets
Receivables from clients	83,588	3,255	86,843
Properties for sales	191,985	-	191,985
Other account receivable	223,848	835	224,683
Subtotal	499,421	4,090	503,511
Intangible, property and equipment	19,877	1,420	21,297
Investments	270,123	2,374	272,497

Total Asset	3,051,588	465,764	3,445,750

Current liabilities
Loans and financing	312,371	108,579	349,348
Debentures	127,147	-	127,147
Obligation for purchase of land	128,280	131,056	259,336
Material and service suppliers	128,777	2,277	131,054
Taxes and contributions	77,662	5,317	82,979
Provision for contingencies	193,357	-	193,357
Other liabilities	280,023	17,063	297,086
Subtotal	1,247,617	264,292	1,440,307

Non current liabilities
Loans and financing	128,881	24,459	153,340
Debentures	115,663	-	115,663
Obligation for purchase of land	61,404	26,538	87,942
Deferred taxes	12,114	-	12,114
Provision for contingencies	77,226	9,024	86,250
Other liabilities	20,686	15,558	36,244
Subtotal	415,974	75,579	491,553

Shareholders’ Equity
Shareholders’ equity	1,387,362	122,262	1,509,624
Minority Interest	635	3,631	4,266
Subtotal	1,387,997	125,893	1,513,890
Total Liabilities and Shareholders’ Equity	3,051,588	465,764	3,445,750

Consolidated Cash Flow

	3T20	3T19	9M20	9M19
Net Income (Loss) before taxes	(55,589)	(1,041)	(102,681)	(59,404)
Expenses/revenues that do not impact working capital	31,713	1,522	108,686	11,897
Depreciation and amortization	1,936	3,223	5,984	11,739
Impairment	-	(2)	(1,044)	(28,221)
Expenses with stock option plans	(5)	174	(362)	(2,698)
Unrealized interest and fees, net	(4)	1,216	2,130	4,302
Equity income	107	(305)	4,383	(2,089)
Warranty provision	1,998	(2,136)	1,102	(3,918)
Provision for contingencies	21,358	-	52,708	45,885
Profit sharing provision	3,107	-	6,194	500
Provision (reversal) for doubtful accounts	2,833	(5,342)	34,197	(17,116)
Provision for fine due to construction work delay	383	1,935	3,394	754
Quotas assignment		2,759		2,759
Receivables	(62,895)	42,139	(83,182)	127,949
Properties for sale	54,688	14,765	(27,289)	145,244
Other receivables	(22,053)	(11,886)	(88,096)	(35,981)
Prepaid expenses	86	159	815	509
Obligations for purchase of land	(15,104)	(1,590)	(32,744)	(56,461)
Taxes and contribution	(6,027)	4,528	7,794	7,610
Suppliers	(2,960)	(39,327)	33,726	(2,189)
Payroll, charges and bônus provision	(2,834)	(546)	(7,721)	(2,366)
Other accounts payable	(110,900)	62,090	(71,268)	(93,534)
Transactions with related parties	25,623	7,765	47,135	26,045
Paid taxes	(1,604)	(508)	(3,619)	(1,221)
Cash used in operating activities	(167,856)	78,070	(218,444)	68,098
Acquisition of properties and equipment	(4,369)	1,656	(4,618)	(4,361)
Redemption of securities, collaterals, and credits	151,192	2,311	287,594	50,445
Investment in marketable securities and restricted credits	(226,018)	(209,548)	(511,169)	(326,986)
Equity Securities	-	(2,717)	-	-
Cash used in investing activities	(79,195)	(208,298)	(228,193)	(280,902)
Increase of loans and financing	192,447	37,885	310,900	89,672
Amortization of loans and financing	(182,030)	(58,990)	(359,646)	(232,561)
Loan operations	(3,464)	(759)	(9,013)	(10,117)
Sale of treasury shares	-	-	-	148
Proceeds from sale of treasury shares	7,605	(53,389)	19,251	6,984
Capital increase	218,171	-	477,900	132,266
Subscription and payment of common shares	-	206,927	-	206,927
Cash acquired from Upcon	1,515	-	1,515	-
Cash Flow from Financing Activities	234,244	131,674	440,907	193,319
Increase (Decrease) in cash and cash equivalents	(12,807)	1,446	(5,730)	(19,485)
Beginning of the period	19,512	11,373	12,435	32,304
End of the period	6,705	12,819	6,705	12,819

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. Readers can identify many of these statements when reading words such as “estimates,” “believes,” “expects,” and “will,” as well as similar words or their respective negatives. Although management believes the expectations conveyed in such statements to be reasonable, it is unable to guarantee that such expectations will come to fruition, and they should not be deemed as projections. By their nature, forward-looking statements require us to make assumptions and, as such, are subject to risks and uncertainties. They are mere expectations and therefore are based exclusively on what management expects concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice. The forward-looking statements included in this release are based on the assumption that our plans and operations will not be affected by such risks, but if our plans and operations happen to be affected by these risks, the forward-looking statements might become inaccurate. We do not commit to revising these forward-looking statements unless it is explicitly required by the applicable securities regulation.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly-traded company with registered office at Presidente Juscelino Kubitschek, 1.830, conjunto comercial 32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters into real estate development projects with third parties through special purpose entities (SPE) or through the formation of consortia and condominiums. Subsidiaries significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

The Company has stocks traded on B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC). The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC).

1.1	Coronavirus – COVID-19

In the period ended September 30, 2020, there has not been any significant impact from the outbreak of Coronavirus on the Company’s operations. A Crisis Management Committee has been created that holds daily meetings and total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales activities have focused on digital interactions with prospective customers.

The Company will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Until the disclosure date of this quarterly information, the Company has not noted a significant increase in customer default and contract cancellation or reduction in sales volume. Moreover, the construction of ventures has been according to the original schedule.

Also, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year.

The Company has opted for deferring the payment of the federal taxes related to March, April and May 2020, collected later on, pursuant to Ordinances 139, 150 and 245. Under the terms of Provisional Measure 927, of March 22, 2020, the Company has also opted for deferring the FGTS deposits by employers, related to March, April and May 2020, with collection in six monthly installments from July 2020. Pursuant to Provisional Measure 936, of March 31, 2020, converted into Law 14,020 of 2020, the Company has reduced salaries by 25%, with proportional reduction in working hours, of a certain group of employees over a 90-day period. Additionally, there has been a voluntary 50% reduction in the salary of the Board of Director’s members over a 180-day period.

Thus far, there is a high volatility in the Company’s stock price traded on the stock exchange as a result of the global concern for this pandemic and its developments.

Management understands that at present, the projections used in the analysis of realization of its assets shall not suffer significant changes in the face of this event, and keeps the adopted assumptions.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of quarterly information and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated quarterly information

On November 16, 2020, the Company’s Board of Directors has approved the individual and consolidated quarterly financial information of the Company and authorized its disclosure.

The individual Quarterly Financial Information (ITR) has been prepared in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement 21 (R1) – Interim Financial Reporting, and the consolidated Quarterly Financial Information (ITR) has been prepared in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). The aspects related to the transfer of control in the sale of real estate units follow the understanding of the company’s management, aligned with that issued by the CVM in the Circular Letter /CVM/SNC/SEP 02/18 on the application of the Technical Pronouncement NBC TG 47 (IFRS 15), consistently with the rules issued by the CVM, applicable to the preparation of the ITR.

The quarterly financial information has been prepared using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2019. Therefore, the corresponding quarterly financial information shall be read together with the financial statements as of December 31, 2019.

The individual quarterly financial information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly financial information of the Company.

The quarterly financial information has been prepared on a going concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly financial information.

All amounts reported in the accompanying quarterly financial information are in thousands of reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2019.

All material information characteristic of the quarterly financial information, and only it, is being evidenced, and corresponds to those used by Management in its administration.

2.1.1.	Consolidated quarterly financial information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly financial information, and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is the Brazilian real, mainly because of its revenues and the incurred costs of operations.

3.	New standards, changes and interpretation of standards issued and adopted from 2020, and not yet adopted

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2019.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its quarterly financial information.

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Cash and banks	43	810	6,705	12,435
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	43	810	6,705	12,435

4.2.	Short-term investments

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Fixed-income funds (a)	135,445	125,961	135,444	125,962
Government bonds (LFT) (a)	90,598	231,725	90,597	231,725
Real estate investment fund (a)	221,451	-	221,451	-
Bank certificates of deposit (b)	143,788	10,460	147,378	10,523
Restricted credits (c)	27,743	32,972	29,085	33,560
Securities purchased under resale agreements	-	125	-	125

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	619,025	401,243	623,955	401,895

(a)	Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares. The Company entered into a swap contract to mitigate the risk of its exposure to index and interest rate volatility (Note 20(i)(b)).

(b)	As of September 30 and December 31, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 93.5% to 110% of Interbank Deposit Certificates (CDI).

(c)	Restricted credits are represented by funds pledged to transactions with financial institutions.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Real estate development and sales	434,567	492,205	687,561	605,067
(-) Allowance for expected credit losses	(11,346)	(12,065)	(14,032)	(16,265)
( - ) Allowance for cancelled contracts (a)	(43,547)	(27,481)	(73,912)	(37,485)
( - ) Present value adjustment	(2,220)	(7,133)	(5,375)	(8,518)
Services and construction and other receivables	36,591	14,491	36,748	14,639

Total trade accounts receivable (Note 20.i.d and 20.ii.a)	414,045	460,017	630,990	557,438

Current	340,903	361,649	544,147	445,303
Non-current	73,142	98,368	86,843	112,135

(a)      The increase in the allowance for cancelled contracts was mainly caused by the re-evaluation of the current contracts in relation to the uncertainty over cash inflows due to the impact of the Covid-19 pandemic on the Company’s portfolio of receivables.

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Past due:
Up to 90 days (a)	75,846	19,785	77,378	32,306
From 91 to 180 days	44,609	8,294	46,647	11,424
Over 180 days	98,247	90,216	137,154	115,619
	218,702	118,295	261,179	159,349

Falling due:
2020	28,272	286,456	84,669	343,972
2021	155,615	83,082	298,155	97,213
2022	17.804	5,276	28,876	5,368
2023	13,444	3,180	13,627	3,247
2024 onwards	37,321	10,407	37,803	10,557
	252,456	388,401	463,130	460,357

( - ) Present value adjustment	(2,220)	(7,133)	(5,375)	(8,518)
( - ) Allowance for expected credit losses and cancelled contracts	(54,893)	(39,546)	(87,944)	(53,750)

	414,045	460,017	630,990	557,438

(a)      The increase in the period is due to the relevance of the delivery of six ventures in the period ended September 30, 2020. As reflection of the Covid-19 pandemic, the time required by banks and registry offices to process information for transferring the ownership of delivered units increased.

During the period ended September 30, 2020, the changes in the allowances for expected credit losses and cancelled contracts are summarized as follows:

	Company	Consolidated

Balance as of December 31, 2019	(39,546)	(53,750)
Additions (Note 22)	(24,445)	(69,893)
Write-offs / Reversals (Note 22)	9,098	35,742
Acquired balance Upcon	-	(43)
Balance as of September 30, 2020	(54,893)	(87,944)

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Land	388,370	423,074	933,588	573,715
( - ) Provision for loss on realization of land	(122,621)	(122,621)	(122,621)	(122,621)
( - ) Present value adjustment	(1,830)	(5,200)	(1,830)	(5,198)
Properties under construction (Note 29)	162,075	190,383	386,489	355,980
Completed units	240,238	264,381	304,234	283,991
( - ) Provision for loss on realization of properties under construction and completed units	(63,193)	(65,627)	(64,542)	(67,099)
Allowance for cancelled contracts	41,592	36,078	73,811	47,099

Total properties for sale	644,631	720,468	1,509,129	1,065,867

Current	528,437	490,419	1,317,144	786,660
Non-current	116,194	230,049	191,985	279,207

In the period ended September 30, 2020, the change in the provision for loss on realization of properties for sale is summarized below:

	Company	Consolidated
Balance as of December 31, 2019	(188,248)	(189,720)
Write-offs (a)	2,434	2,557

Balance as of September 30, 2020	(185,814)	(187,163)

(a)    The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2019.

7.	Other assets

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Advances to suppliers	17,574	20,142	20,226	20,702
Recoverable taxes (IRRF, PIS, COFINS, among other)	8,320	11,733	14,163	17,285
Arbitration decision amount	5,777	5,777	66,391	66,391
Credits with the controlling shareholders of Calçada (a)	20,000	-	20,000	-
Judicial deposits (Note 16.a)	132,249	122,238	140,661	129,933
Other assets	-	-	9,630	-
Total other assets	183,920	159,890	271,071	234,311

Current	65,760	52,455	146,125	67,395
Non-current	118,160	107,435	124,946	166,916

(a)     Amount related to the advance made related to the acquisition of four ventures of Calçada Empreendimentos Imobiliários. The transaction was approved by the Administrative Council for Economic Defense (CADE) on November 3 (Note 31 (ii)).

8.	Non-current assets held for sale

8.1 Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying amount of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance as of December 31, 2019	12,486	(8,777)	3,709	15,792	(8,778)	7,014
Additions	-	-	-	-	-	-
Reversal / write-offs	-	-	-	-	-	-
Balance as of September 30, 2020	12,486	(8,777)	3,709	15,792	(8,778)	7,014

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments in ownership interests

(i)	Information on subsidiaries, associates and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		09/30/2020	12/31/2019	09/30/2020	09/30/2020	09/30/2020	12/31/2019	09/30/2020	09/30/2019	09/30/2020	12/31/2019	09/30/2020	09/30/2019	09/30/2020	12/31/2019	09/30/2020	09/30/2019

UPCON S.A.	(f)	100%	100%	465,763	342,931	122,832	-	-	-	122,832	-	-	-	-	-	-	-
Novum Directiones SPE Ltda.	-	100%	100%	177,253	98,294	78,959	44,120	(1,404)	-	78,959	44,120	(1,404)	-	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	93,723	25,130	68,594	55,422	12,951	4,670	68,594	55,422	13,172	4,670	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,157	58,143	51,014	51,015	(1)	(13)	51,014	51,015	(1)	(13)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	48,799	824	47,975	47,964	11	1,819	47,975	47,964	11	1,819	-	-	-	-
GDU Loteamentos Ltda.	-	100%	100%	43,206	19	43,187	43,206	(19)	-	43,187	43,206	(19)	-	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	39,179	8,985	30,193	30,193	-	-	30,193	30,193	-	-	-	-	-	-
Nuove Direzioni SPE Ltda.	-	100%	100%	41,364	11,202	30,162	30,887	(725)	-	30,162	30,887	(725)	-	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	25,608	42	25,567	25,567	-	-	25,567	25,567	-	-	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,474	12,682	16,792	16,724	68	175	16,792	16,724	68	175	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	18,139	3,293	14,846	14,848	(2)	508	14,846	14,848	(2)	508	-	-	-	-
Manhattan Square Em. Im.Res.02 SPE Ltd.	-	100%	100%	15,960	1,238	14,722	14,722	(1)	(809)	14,722	14,722	(1)	(809)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,161	182,632	13,530	13,227	302	138	13,530	13,227	302	138	-	-	-	-
Maraville Gafisa SPE Emp. Imob. Ltda.	-	100%	100%	14,553	1,050	13,503	13,257	246	1,504	13,503	13,257	246	1,504	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	13,481	1,815	11,667	11,630	36	(129)	11,667	11,630	36	(129)	-	-	-	-
Gafisa SPE-78 Emp. Imob. Ltda.		100%	100%	8,685	2,730	5,955	6,479	(525)	1,215	5,955	6,479	(525)	1,215	-	-	-	-
OCPC01 adjustment - capitalized interest	(a)			-	-	-	-	-	-	20,307	21,923	-	(2)	-	-	-	-
Other (*)				60,671	27,125	33,543	112,957	(2,468)	(5,719)	32,927	71,998	(7,621)	(4,929)	-	-	-	-
Subtotal Subsidiaries				1,401,176	778,135	623,041	532,220	8,469	3,359	642,732	513,182	3,537	4,147	-	-	-	-

Jointly-controlled investees:
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	34,093	1,746	32,346	32,347	1	6	25,878	25,877	-	5	25,878	25,877	-	5
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	35,210	4,658	30,552	29,636	916	905	15,276	14,818	458	452	15,276	14,818	458	452
Varandas Grand Park Emp. Imob. SPE Ltda.	(b)	50%	50%	34,004	5,238	28,767	28,773	165	1,526	14,383	14,387	(3)	1,309	14,383	14,387	(3)	1,309
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	28,876	3,157	25,719	24,616	1,524	2,411	12,860	12,308	552	1,054	12,860	12,308	552	1,054
Atins Emp. Imob. Ltda.	-	50%	50%	25,289	1,333	23,955	20,813	3,142	1,823	11,978	10,406	1,571	911	11,978	10,406	1,571	911
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	25,133	4,273	20,860	25,111	(912)	2,749	10,430	12,555	(456)	1,375	10,430	12,555	(456)	1,375
FIT 13 SPE Emp. Imob. Ltda.	-	50%	50%	21,501	1,798	19,703	19,779	(76)	103	9,851	9,889	(38)	51	9,851	9,889	(38)	51
Performance Gafisa Gen. Severiano Ltda	-	50%	50%	11,658	28	11,631	11,631	-	166	5,815	5,816	-	83	5,815	5,816	-	83
Other (*)	-			68,628	28,474	40,153	38,751	374	(3,220)	20,386	19,850	(3,527)	(1,832)	32,544	29,122	(3,577)	(1,587)
Subtotal jointly-controlled investees				284,392	50,705	233,686	231,457	5,134	6,469	126,857	125,906	(1,443)	3,408	139,015	135,178	(1,493)	3,653

Associates:
Alphaville Urbanismo S.A.	-	-	-	-	-	-	(1,479,312)	-	(603,985)	-	-	-	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,512	1,135	4,377	4,272	105	1,622	2,188	2,136	53	811	2,188	2,136	53	811
Gafisa Tiner Campo Belo I Emp. Imob. Ltda	-	45%	45%	1,142	25	1,117	1,189	(72)	(6)	503	535	(32)	(1)	503	535	(32)	(3)
Other (*)	-			(1)	-	(1)	(1)	1	-	-	-	(1)	-	728	953	-	-
Indirect jointly-controlled investees Gafisa				6,653	1,160	5,493	(1,473,852)	34	(602,369)	2,691	2,671	20	810	3,419	3,624	21	808

Goodwill arising from acquisition of subsidiary (c)	-									130,063	-	-	-	130,063	-	-	-
Goodwill based on inventory surplus (d)	-									39,886	39,886	-	-	-	-	-	-

Total investments										942,229	681,645	2,114	8,365	272,497	138,802	(1,472)	4,461
(*) Includes companies with investment balances below R$ 5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.       Investments in ownership interests--Continued

(i)	Information on subsidiaries, associates and jointly-controlled investees--Continued
										Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (e):	09/30/2020	12/31/2019	09/30/2020	09/30/2020	09/30/2020	12/31/2019		09/30/2020	09/30/2019	09/30/2020	12/31/2019	09/30/2020	09/30/2019	09/30/2020	12/31/2019	09/30/2020	09/30/2019

Manhattan Square Emp. Imob. Res. 01 SPE Ltda	50%	50%	42,160	55,638	(13,477)	(6,791)		(6,686)	-	(8,086)	(4,075)	(4,011)	-	(8,086)	(4,075)	(4,011)	-
Gafisa SPE 113 Em. Imob. Ltda.	60%	60%	2,542	15,384	(12,841)	(6,569)		(58)	(230)	(6,421)	(3,284)	(3,133)	(1,130)	(6,421)	(3,284)	(3,133)	(1,130)
Manhattan Square Emp.Imob. Com. 01 SPE Ltda	50%	50%	3,254	9,800	(6,546)	(6,558)		(4)	(250)	(3,273)	(3,279)	4	(2,133)	(3,273)	(3,279)	4	(2,133)
Other (*)			424,021	435,533	(11,513)	(4,483)		(8,306)	(182)	(11,183)	(4,156)	1,366	(114)	(328)	(325)	4,229	891
Total provision for net capital deficiency			471,977	516,355	(44,377)	(24,401)	-	(15,054)	(662)	(28,963)	(14,794)	(5,774)	(3,377)	(18,108)	(10,963)	(2,911)	(2,372)

Total income from equity method investments												(3,660)	4,986			(4,383)	2,089

(*) Includes companies with investment balances below (R$ 5,000).

(a)	Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$386 in Income from equity method investments for the period ended September 30, 2020 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)	Recognition of goodwill arising from the acquisition of the totality of UPCON S.A.’s shares. The Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.
(d)	Amount related to the goodwill arising from purchase of the control of SPE GDU Loteamentos Ltda. granted on December 27, 2019 by Alphavile Urbanismo for the urban development business with acquired assets.
(e)	The provision for net capital deficiency is recorded in the line item “Other payables” (Note 15).
(f)	In view of the completion of the transaction of acquisition of the totality of Upcon S.A.’s shares on September 22, 2020 (Note 9.1), the Company did not recorded any income from equity method investments for the eight remaining days of the month.

(ii)	Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Cash and cash equivalents	-	-	5,900	4,611	20,266	37,267	1,605	2,087
Current assets	-	-	979,389	636,457	251,345	265,219	6,472	6,702
Non-current assets	-	-	421,787	409,773	33,047	30,084	181	84
Current liabilities	-	-	605,272	550,908	31,902	42,975	1,090	1,159
Non-current liabilities	-	-	173,433	6,307	18,804	20,871	70	167

	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net revenue	-	27,107	32,913	54,505	27,497	53,271	(65)	228
Operating costs	-	-	(17,393)	(34,056)	(14,823)	(38,467)	-	(26)
Depreciation and amortization	-	-	(3)	(1,114)	(5)	(21)	-	-
Finance income (expenses)	-	-	(3,194)	(793)	253	(2,374)	8	282
Income tax and social contribution	-	-	(495)	(1,204)	(850)	(1,472)	(12)	(87)
Profit or loss from continued operations	-	(603,985)	8,469	3,359	5,134	6,469	33	(602,362)

(iii)	Change in investments

	Company	Consolidated

Balance as of December 31, 2019	681,645	138,802
Income from equity method investments	2,114	(1,472)
Capital contribution (reduction)	(1,150)	53
Recognition of goodwill (9.(i).(c))	130,063	130,063
Investment UPCON	122,832	-
Other investments	6,725	5,051
Balance as of September 30, 2020	942,229	272,497

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 9 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in ownership interests--Continued

9.1 Business combination

(i)	Acquisition UPCON S.A.

On September 23, 2020, the Company disclosed the completion of the acquisition of the totality of Upcon S.A.’s shares, settled with the Company’s shares. Such transaction gave rise to a goodwill in the amount of R$130,063, for which the Company commissioned a study from a company specialized in determining the Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.

The following table shows the determination of the acquisition cost, pursuant to CVM Resolution 665/11:

Acquisition cost	252,895
Acquired net assets	122,832
Goodwill to be allocated	130,063

10.	Property and equipment

		Company					Consolidated
Description	12/31/2019	Additions	Write-offs	100% depreciated items	09/30/2020	12/31/2019	Additions	Write-offs	Addition UPCON	100% depreciated items	09/30/2020
Cost
Hardware	8,922	-	-	(4,918)	4,004	9,111	-	-	-	(4,946)	4,165
Leasehold improvements and installations	785	-	-	-	785	771	-	-	10	-	781
Furniture and fixtures	637	-	-	-	637	741	-	-	123	-	864
Machinery and equipment	2,561	-	-	-	2,561	2,561	-	-	22	-	2,583
Right-of-use assets	3,235	-	(217)	-	3,018	3,235	-	(217)	726	-	3,744
Sales stands	5,794	194	(2,188)	-	3,800	11,638	6,328	(2,222)	3,069	-	18,813
	21,934	194	(2,405)	(4,918)	14,805	28,057	6,328	(2,439)	3,950	(4,946)	30,950

Accumulated depreciation
Hardware	(3,826)	(1,915)	-	4,918	(823)	(3,905)	(1,948)	-	-	4,946	(907)
Leasehold improvements and installations	(782)	(266)	-	-	(1,048)	(737)	(269)	-	(7)	-	(1,013)
Furniture and fixtures	(511)	(48)	-	-	(559)	(604)	(49)	-	(75)	-	(728)
Machinery and equipment	(2,315)	(192)	-	-	(2,507)	(2,315)	(192)	-	(7)	-	(2,514)
Right-of-use assets	(1,711)	(710)	-	-	(2,421)	(1,711)	(710)	-	(715)	-	(3,136)
Sales stands	(642)	-	-	-	(642)	(4,626)	(394)	29	(1,726)	-	(6,717)
	(9,787)	(3,131)	-	4,918	(8,000)	(13,898)	(3,562)	29	(2,530)	4,946	(15,015)

Total property and equipment	12,147	(2,937)	(2,405)	-	6,805	14,159	2,766	(2,410)	1,420	-	15,935

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2019.

11.	Intangible assets
			Company
	12/31/2019					09/30/2020
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	15,953	-	-	-	(1,807)	14,146
Software – Depreciation	(9,401)	-	-	(2,215)	1,807	(9,809)
Other	-	700		(27)	-	673
Total intangible assets	6,552	700	-	(2,242)	-	5,010

			Consolidated
	12/31/2019					09/30/2020
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	17,353	-	-	-	(1,807)	15,546
Software – Depreciation	(10,269)	-	-	(2,395)	1,807	(10,857)
Other	-	700		(27)	-	673
Total intangible assets	7,084	700	-	(2,422)	-	5,362

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2020	12/31/2019	09/30/2020	12/31/2019

National Housing System - SFH /SFI (i) (ii)	May 2019 to July 2025	7.00% to 14.20% + TR 13.66% and 143% of CDI	365,146	421,382	385,772	456,247
Certificate of Bank Credit (CCB) (ii)	March 2021 to April 2022	Fixed 16.77%/12.68%/6.00% 2.5%/ 3.70%/ 4.25%+CDI	50,561	55,022	53,739	55,022
Other transactions			4,945	14,272	63,177	21,884

Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			420,652	490,676	502,688	533,153

Total current			300,534	383,647	349,348	426,124
Non-current			120,118	107,029	153,340	107,029

(i)    On March 26, 2020, the Company completed the renegotiation of its financial liabilities with the financial institution Banco do Brasil S.A. in the total amount of R$138,355. This transaction enabled the Company to extend the final maturity of such debts until June 2025 and reduce the finance cost. Also in the scope of the renegotiation, the Company started to work on the time required to sell the units in inventory tied to this transaction.

(ii)   In the period ended September 30, 2020, the Company made payments totaling R$250,469, of which R$235,151 related to principal and R$15,318 related to the interest payable.

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

2020	182,748	383,647	217,189	426,124
2021	122,406	103,269	140,620	103,269
2022	11,560	3,760	27,461	3,760
2023	7,800	-	12,517	-
2024 onwards	96,138	-	104,901	-
	420,652	490,676	502,688	533,153

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive covenants.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	09/30/2020	12/31/2019

Loans and financing
Total accounts receivable(1) plus inventories required to be below zero or 2.0 times over venture debt(2)	6.54 times	4.52 times
Total accounts receivable(1) plus inventories of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(4.59) times	(9.04) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-17.14%	-15.81%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	5.40 times	3.79 times

(1)	Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.
(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.
(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing--Continued

The following table shows the summary of finance costs and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Total financial charges for the year	59,898	66,184	64,686	68,205
Capitalized financial charges (Note 30)	(13,483)	(17,756)	(21,685)	(25,229)
Subtotal (Note 24)	46,415	48,428	43,001	42,976

Financial charges included in “Properties for sale”:

Opening balance	193,798	211,465	206,935	223,807
Capitalized financial charges	13,483	17,756	21,685	25,229
Financial charges related to cancelled land sales contract	(3,840)	(8,955)	(3,840)	(8,955)
Charges recognized in profit or loss (Note 23)	(16,710)	(21,757)	(25,307)	(30,356)
Acquired balance UPCON	-		17,408
Closing balance	186,731	198,509	216,881	209,725

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$379,986 (R$421,120 in 2019).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2019.

13.	Debentures

				Company		Consolidated
Program/placements	Principal - R$	Annual interest	Final maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Tenth placement (i)	22,453	IPCA + 7.8%	December 2023	34,522	38,038	34,522	38,038
Eleventh placement – 1st Series A (ii)	-	-	-	-	52,008	-	52,008
Twelfth placement (iii)	39,843	CDI + 3.75%	December 2020	39,800	57,139	39,800	57,139
Thirteenth placement (iv)	17,777	CDI + 3.00%	June 2022	16,671	33,792	16,671	33,792
Fourteenth placement (v)	22,835	CDI + 5.00%	October 2020	26,024	16,548	26,024	16,548
Fifteenth placement (a)	33,750	IGPM - 0.50%	July 2021	35,710	-	35,710	-
RB Capital (b)	90,083	CDI + 6.00%	September 2024	-	-	90,083	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				152,727	197,525	242,810	197,525

Current portion				127,147	158,179	127,147	158,179
Non-current portion				25,580	39,346	115,663	39,346

(a)      In the context of the acquisition of the totality of UPCON’s shares, on July 17, 2020, the Company signed the indenture of the 15th convertible debenture, of the subordinate type, into two series, in the total amount of R$33,750, maturing on July 15, 2020. The coupon rate applied to the face value corresponds to 0.50% per year and the index is the IGPM. The principal and coupon payments are only made on the respective maturity date, and may be settled by using the Company’s shares.

(b)      On September 15, 2020, the subsidiary Novum signed the indenture of the first non-convertible debenture issue, with secured guarantee, in sole series, in the total amount of R$190,000, maturing in September 2024. The net proceeds from this issue will be fully and only used to develop the real estate development ventures “Scena Tatuapé", "Parque Ecoville", "Moov Belém", "Moov Estação Brás", "Moov Parque Maia", "Belvedere" and "Upside Paraíso". The funds shall be released according to the construction works’ needs, amortization and interest payments shall be made at the end of the operation. The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI) plus a surcharge equivalent to 6% p.a.

In the period ended September 30, 2020, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	4,771	1,366	6,137
(ii)	52,026	2,928	54,954
(iii)	17,639	2,451	20,090
(iv)	17,590	1,292	18,882
(v)	12,511	1,198	13,709
	104,537	9,235	113,772

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

2020	80,394	158,179	80,394	158,179
2021	56,131	23,119	56,131	23,119
2022	10,344	11,243	10,344	11,243
2023	5,858	4,984	5,858	4,984
2024	-	-	90,083	-
	152,727	197,525	242,810	197,525

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under restrictive covenants are as follows:

	09/30/2020	12/31/2019

Tenth placement
Total accounts receivable(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	(9.44) times	(14.62) times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-17.14%	-15.81%

(a)

(1) Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2) Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3) Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2019.

14.	Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Obligation CCI June/2011	152	322	294	412
Obligation CCI November/2012	-	-	2,441	2,586
Obligation CCI December/2012	950	1,683	950	1,683
Obligation CCI November/2013	183	242	644	1,170
Obligation CCI November/2014	436	833	616	1,203
Obligation CCI December/2015	1,410	2,342	3,950	5,300
Obligation CCI February/2016	3,705	5,845	4,168	6,429
Obligation CCI May/2016	2,639	3,385	3,525	4,625
Obligation CCI August/2016	1,898	2,351	1,922	2,392
Obligation CCI December/2016	5,162	5,961	5,274	6,106
Obligation CCI March/2017	5,920	8,254	6,110	8,455
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	22,455	31,218	29,894	40,361

Current	11,843	14,755	15,534	20,526
Non-current	10,612	16,463	14,360	19,835

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

2020	3,287	14,755	7,313	20,526
2021	8,036	5,193	10,962	7,020
2022	3,946	3,620	5,277	4,284
2023	2,066	1,895	2,916	2,221
2024	5,120	5,755	3,426	6,310
	22,455	31,218	29,894	40,361

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15.	Other payables

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Provision for penalties due to delay in construction work	4,491	3,659	8,677	5,283
Cancelled contract payable and allowance for cancelled contracts	74,305	71,549	107,428	97,255
Warranty provision	15,521	14,419	15,521	14,419
Long term PIS and COFINS (deferred and payable)	4,665	5,780	6,038	8,372
Provision for net capital deficiency (Note 9.i.e)	28,963	14,794	18,108	10,963
Long-term suppliers (Note 20.i.d)	1,311	1,179	1,781	1,382
Share-based payment - Phantom Shares (Note 18.3)	1,156	1,702	1,156	1,702
Other liabilities	6,255	3,379	41,725	5,181
Total other payables	136,667	116,461	200,434	144,557

Current	132,183	110,189	178,550	135,492
Non-current	4,484	6,272	21,884	9,065

16.	Provisions for legal claims and commitments

In the period ended September 30, 2020, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as of December 31, 2019	226,951	2,682	33,848	263,481
Additional provision (Note 23)	51,127	-	-	51,127
Payment and reversal of provision not used	(39,839)	(2,637)	(4,274)	(46,750)
Balance as of September 30, 2020	238,239	45	29,574	267,858

Current	165,492	44	25,096	190,632
Non-current	72,747	1	4,478	77,226

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as of December 31, 2019	227,169	2,702	34,742	264,613
Additional provision (Note 23)	52,708	-	-	52,708
Payment and reversal of provision not used	(41,000)	(570)	(5,168)	(46,738)
Acquired balance UPCON	6,125	97	2,802	9,024
Balance as of September 30, 2020	245,002	2,229	32,376	279,607

Current	166,130	2,131	25,096	193,357
Non-current	78,872	98	7,280	86,250

(a)	Civil lawsuits, tax proceedings and labor claims

As of September 30, 2020, the Company and its subsidiaries have deposited in court the amount of R$132,249 (R$122,238 in 2019) in the Company’s statements, and R$140,661 (R$129,933 in 2019) in the consolidated statements (Note 7).

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Civil lawsuits	60,782	50,308	66,000	54,706
Tax proceedings	37,161	40,516	38,535	41,989
Labor claims	34,306	31,414	36,126	33,238
Total (Note 7)	132,249	122,238	140,661	129,933

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16. Provisions for legal claims and commitments--Continued

(i)      Lawsuits which likelihood of loss is rated as possible

As of September 30, 2020, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$487,235 (R$562,439 in 2019) in the Company’s statements and R$488,172 (R$565,410 in 2019) in the consolidated statements, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for any losses. The change in the period was caused by the change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Civil lawsuits	312,790	398,325	312,790	398,676
Tax proceedings	110,167	97,871	110,486	98,186
Labor claims	64,278	66,243	64,896	68,548
	487,235	562,439	488,172	565,410

(b)	Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2019.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$171 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$8,240, considering the above-mentioned contract expiration, as follows.

Consolidated
Estimate of payment	09/30/2020

2020	766
2021	2,153
2022	2,239
2023	2,329
2024 onwards	753
8,240

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.	Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Payables for purchase of properties	October 2020 to November 2022	42,939	68,020	180,127	68,133
Present value adjustment		(1,855)	(5,295)	(1,859)	(5,298)
Advances from customers
Development and services		1,088	1,540	58,173	14,197
Barter transaction – Land (Note 30 (i))		65,180	94,075	110,837	145,396

Total payables for properties and advances from customers (Notes 20.i.d and 20.ii.a)		107,352	158,340	347,278	222,428

Current		66,660	89,825	259,336	129,353
Non-current		40,692	68,515	87,942	93,075

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019

2020	26,908	89,825	145,672	129,353
2021	45,985	28,352	78,072	40,219
2022	24,086	29,208	66,983	33,396
2023	8,843	10,599	45,842	10,597
2024 onwards	1,530	356	10,709	8,863
	107,352	158,340	347,278	222,428

18.	Equity

18.1.	Capital

At the Extraordinary Shareholders’ Meeting held on April 30, 2020, shareholders approved the absorption of the Company’s retained losses by its capital in the amount of R$2,585,033.

The Company’s Board of Directors ratified the following capital increases in the period ended September 30, 2020:

•	On August 7, 2020: subscription and pay-in of 75,610,000 new common shares at the price of R$4.10, totaling R$ 310,001.
•	On September 25, 2020: subscription and pay-in of 95,121,951 new common shares at the price of R$4.10, totaling R$390.000.

Accordingly, as of September 30, 2020, the Company's authorized and paid-in capital amounted to R$1,041,248 (R$2,926,280 in 2019), represented by 290,731,951 registered common shares, with no par value, of which 341,570 (2,981,052 in 2019) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 600,000,000 (six hundred million) common shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.       Equity--Continued

18.1.	Capital--Continued

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying amount R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	09/30/2020	12/31/2019	09/30/2020	12/31/2019
2001	11/20/2001	44,462	38.9319	0.04%	193	385	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	1.15%	5,941	11,896	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	2.71%	14,046	28,125	115,265	115,265
2014	Transfers	(405,205)	43.3928	-0.34%	(1,755)	(3,513)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-1.70%	(8,829)	(17,679)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	0.74%	3,830	7,668	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.08%	(392)	(786)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-1.86%	(9,634)	(19,291)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.28%	1,446	2,896	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.06%	(298)	(597)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.09%	(487)	(973)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	11.06%	57,248	114,629	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.01%	(75)	(150)	(530)	(530)
2018	Cancellations	(1,030,326)	-	-0.86%	(4,461)	(8,933)	-	-
2018	Disposal	(9,168,280)	16.1463	-7.67%	(39,699)	(79,489)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	5.68%	29,418	58,904	100,113	100,113
2019	Transfers	(9,174)	15.3695	-0.01%	(40)	(80)	(141)	(141)
2019	Cancellations	(370,000)	15.5324	-0.31%	(1,602)	(3,208)	(5,747)	(5,747)
2019	Disposal	(7,377,205)	14.5999	-6.17%	(31,943)	(63,960)	(109,658)	(109,658)

2020	Disposal	(2,639,482)	14.5979	-2.17%	(11,430)	-	(40,882)	-
		341,570	7.7116	0.33%	1,477	25,844	2,634	43,517

(*)	Market value calculated based on the closing share price on September 30, 2020 of R$4.33 (R$8.67 in 2019) not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2019	117,005
Subscription of shares	170,732
Disposal of shares	2,639
Change in management’s shares	(9,786)
Shares outstanding as of September 30, 2020	280,590

Weighted average shares outstanding (Note 27)	144,814

18.2.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended September 30, 2020 and 2019:

	09/30/2020	09/30/2019

Equity-settled stock option plans	184	355
Phantom Shares (Note 18.3)	(546)	(3,053)
Total option grant expenses (Note 23)	(362)	(2,698)

Changes in the stock options outstanding in the period ended September 30, 2020 and year ended December 31, 2019, including the respective weighted average exercise prices are as follows:

	2020		2019
	Number of options	Weighted average exercise price (reais)	Number of options	Weighted average exercise price (reais)
Options outstanding at the beginning of the year	1,230,383	16.64	1,239,557	15.58
Options granted	-	-	-	-
Options exercised (i)	-	-	(9,174)	(16.16)
Options outstanding at the end of the year	1,230,383	16.64	1,230,383	16.64

(i)	In the year ended December 31, 2019, the amount received through exercised options was R$148.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.       Equity--Continued

18.2.	Stock option plan--Continued

As of September 30, 2020, the stock options outstanding and exercisable are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (reais)	Number of options	Weighted average exercise price (reais)

1,230,383	5.50	16.64	682,964	23.27

During the period ended September 30, 2020 and year ended December 31, 2019, the Company did not grant any option in connection with its stock option plans comprising common shares.

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

18.3.	Share-based payment - Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of September 30, 2020, the amount of R$1,156 (R$1,702 in 2019), related to the fair value of the phantom shares granted, is recognized in the line item “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2019.

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2020 and 2019 is as follows:

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Loss before income tax and social contribution, and statutory interest	(105,500)	(60,746)	(102,680)	(59,404)
Income tax calculated at the applicable rate - 34%	35,870	20,654	34,911	20,197

Net effect of subsidiaries and ventures taxed by presumed profit and RET	-	-	(608)	-
Income from equity method investments	(1,245)	(1,695)	(1,245)	(710)
Stock option plan	(63)	(121)	(63)	(121)
Other permanent differences	22,533	-	21,633	-
Charges on payables to venture partners	-	-	-	-
Recognized (unrecognized) tax credits	(57,095)	(18,838)	(58,247)	(20,587)
	-	-	(3,619)	(1,221)

Tax expenses - current	-	-	(3,619)	(1,221)
Tax income (expenses) - deferred	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.       Income tax and social contribution--Continued

(ii)	Deferred income tax and social contribution

As of September 30, 2020 and December 31, 2019, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Assets
Provisions for legal claims	91,072	89,584	91,998	89,968
Temporary differences - deferred PIS and COFINS	15,396	14,997	15,396	14,997
Provisions for realization of non-financial assets	266,570	260,327	266,570	260,327
Temporary differences - CPC adjustment	6,654	12,114	6,654	12,114
Other provisions	13,575	6,489	13,575	6,479
Income tax and social contribution loss carryforwards	456,147	411,064	477,605	431,311
	849,414	794,575	871,798	815,196

Unrecognized tax credits of continued operations	(781,081)	(723,986)	(803,465)	(745,218)
	(781,081)	(723,986)	(803,465)	(745,218)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences - CPC adjustment	(7,877)	(42,273)	(7,877)	(41,671)
Income taxed between cash and accrual basis	(70,501)	(38,361)	(70,501)	(38,352)
	(80,447)	(82,703)	(80,447)	(82,092)

Total, net	(12,114)	(12,114)	(12,114)	(12,114)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	Company
	09/30/2020			12/31/2019
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,341,609	1,341,609	-	1,209,011	1,209,011	-
Deferred tax assets (25%/9%)	335,402	120,745	456,147	302,253	108,811	411,064
Recognized deferred tax assets	2,194	790	2,984	9,781	3,521	13,302
Unrecognized deferred tax assets	333,208	119,955	453,163	292,472	105,290	397,762

	Consolidated
	09/30/2020			12/31/2019
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,404,723	1,404,723	-	1,268,563	1,268,563	-
Deferred tax assets (25%/9%)	351,181	126,425	477,606	317,141	114,170	431,311
Recognized deferred tax assets	2,194	790	2,984	9,781	3,521	13,302
Unrecognized deferred tax assets	348,987	125,635	474,622	307,360	110,649	418,009

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the Management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)	Risk considerations

a)	Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2019.

b)	Derivative financial instruments

In the period ended September 30, 2020, the Company entered into financial derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year.

As of December 30, 2020, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in February 2021. The derivate contracts are as follows:

	Reais	Percentage	Maturity		Unrealized gains/(losses) on derivative instruments, net

Interest rate swap contracts	Face value	Swap – Liability position	Beginning	End	09/30/2020	12/31/2019

Swap 1	79,003	120% CDI	08/05/2020	02/04/2021	1,495	-
Swap 2	100,000	Fixed 7%	09/10/2020	02/16/2021	(878)	-
Total derivative financial instruments					617	-

c)	Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2019.

d)	Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended September 30, 2020	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	300,534	120,118	-	-	420,652
Debentures (Note 13)	127,147	25,580	-	-	152,727
Obligations assumed on assignment of receivables (Note 14)	11,843	6,204	2,258	2,150	22,455
Suppliers (Note 15 and Note 20.ii.a)	65,995	1,311	-	-	67,306
Payables for purchase of properties and advances from customers (Note 17)	66,660	38,478	2,214	-	107,352
	572,179	191,691	4,472	2,150	770,492
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	619,068	-	-	-	619,068
Trade accounts receivable (Note 5)	340,903	68,591	4,551	-	414,045
	959,971	68,591	4,551	-	1,033,113

Year ended September 30, 2020	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	349,348	153,340	-	-	502,688
Debentures (Note 13)	127,147	115,663	-	-	242,810
Obligations assumed on assignment of receivables (Note 14)	15,534	8,480	4,961	919	29,894
Suppliers (Note 15 and Note 20.ii.a)	131,054	1,781	-	-	132,835
Payables for purchase of properties and advances from customers (Note 17)	259,336	76,099	11,843	-	347,278
	882,419	355,363	16,804	919	1,255,505
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	630,060	-	-	-	630,660
Trade accounts receivable (Note 5)	544,147	80,031	6,812	35,035	630,990
	1,174,807	80,031	6,812	35,035	1,261,650

The Company uses the following classification to determine and disclose the fair value of financial instruments by valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2020 and December 31, 2019 is as follows:

	Company			Consolidated
	Fair value classification
As of September 30, 2020	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	619,025	-	-	623,955	-

	Company			Consolidated
	Fair value classification
As of December 31, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	401,243	-	-	401,895	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

Fair value classification

In the period ended September 30, 2020 and year ended December 31, 2019, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(ii)	Fair value of financial instruments

a)	Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2019 to measure fair value of each financial instrument classification for which the estimate of value is practicable.

The most significant carrying amounts and fair values of financial assets and liabilities as of September 30, 2020 and December 31, 2019, classified into Level 2 of the fair value classification, are as follows:

	Company
	09/30/2020		12/31/2019
	Carrying amount	Fair value	Carrying amount	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	43	43	810	810	(*)
Short-term investments (Note 4.2)	619,025	619,025	401,243	401,243	(*)
Trade accounts receivable (Note 5)	414,045	414,045	460,017	460,017	(**)
Loans receivable (Note 21.1)	112,665	112,665	33,416	33,416	(**)

Financial liabilities
Loans and financing (Note 12)	420,652	396,770	490,676	502,909	(**)
Debentures (Note 13)	152,727	186,482	197,525	278,727	(**)
Suppliers	67,306	67,306	80,285	80,285	(**)
Obligations assumed on assignment of receivables (Note 14)	22,455	22,455	31,218	31,218	(**)
Payables for purchase of properties and advances from customers (Note 17)	107,352	107,352	158,340	158,340	(**)
Loan payable (Note 21.1)	7,922	7,922	9,280	9,280	(**)

	Consolidated
	09/30/2020		12/31/2019
	Carrying amount	Fair value	Carrying amount	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	6,705	6,705	12,435	12,435	(*)
Short-term investments (Note 4.2)	623,955	623,955	401,895	401,895	(*)
Trade accounts receivable (Note 5)	630,990	630,990	557,438	557,438	(**)
Loans receivable (Note 21.1)	41,070	41,070	33,416	33,416	(**)

Financial liabilities
Loans and financing (Note 12)	502,688	403,210	533,153	542,909	(**)
Debentures (Note 13)	242,810	186,482	197,525	278,727	(**)
Suppliers	132,835	132,835	96,832	96,832	(**)
Obligations assumed on assignment of receivables (Note 14)	29,894	29,894	40,361	40,361	(**)
Payables for purchase of properties and advances from customers (Note 17)	347,355	347,355	222,428	222,428	(**)
Loan payable (Note 21.1)	7,922	7,922	9,280	9,280	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no material change in relation to the information disclosed Note 20(ii)(a) to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments–Continued

(ii)	Fair value of financial instruments--Continued

b)	Risk of debt acceleration

As of September 30, 2020, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

(iii)	Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2019.

The Company included in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments:

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Loans and financing (Note 12)	420,652	490,676	502,688	533,153
Debentures (Note 13)	152,727	197,525	242,810	197,525
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(619,068)	(402,053)	(630,660)	(414,330)
Net debt	(45,689)	286,148	114,838	316,348
Equity	1,509,624	893,708	1,513,890	895,143

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments--Continued

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2020 describes the risks that may give rise to material changes in the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2020, the Company has the following financial instruments:

a)	Financial investments, loans and financing and debentures linked to the Interbank Deposit Certificate (CDI);
b)	Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);
c)	Accounts receivable and payables for purchase of properties, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended September 30, 2020, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 3.54%, TR at 0%, INCC at 5.32%, IPCA at 3.14% and IGP-M at 14.40%. The scenarios considered were as follows:

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Possible: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	2,036	5,089	10,178	(10,178)	(5,089)	(2,036)
Loans and financing	Increase/decrease of CDI	(442)	(1,105)	(2,209)	2,209	1,105	442
Debentures	Increase/decrease of CDI	(193)	(483)	(966)	966	483	193

Net effect of CDI change		1,401	3,501	7,003	(7,003)	(3,501)	(1,401)

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(105)	(262)	(525)	525	262	105

Net effect of IPCA change		(105)	(262)	(525)	525	262	105

Accounts receivable	Increase/decrease of INCC	2,138	5,344	10,688	(10,688)	(5,344)	(2,138)
Payables for purchase of properties	Increase/decrease of INCC	(1,754)	(4,385)	(8,771)	8,771	4,385	1,754

Net effect of INCC change		384	959	1,917	(1,917)	(959)	(384)

Accounts receivable	Increase/decrease of IGP-M	2,616	6,539	13,078	(13,078)	(6,539)	(2,616)

Net effect of IGP-M change		2,616	6,539	13,078	(13,078)	(6,539)	(2,616)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Assets
Current account:
Total SPEs	353	354	47,376	64,441
Subsidiaries	-	-	41,979	57,027
Jointly-controlled investees	320	321	5,364	7,381
Associates	33	33	33	33
Condominium, consortia and third-party works	13,600	13,162	13,601	13,165
Loan receivable (Note 20.ii.a)	112,665	33,416	41,070	33,416
Dividends receivable	7,853	9,872	-	-
	134,471	56,804	102,047	111,022

Current	93,400	23,388	2,310	77,606
Non-current	41,071	33,416	99,737	33,416

Liabilities
Current account:
Total SPEs	(178,379)	(182,084)	(84,306)	(55,104)
Subsidiaries	(130,980)	(156,192)	(36,908)	(29,211)
Jointly-controlled investees	(44,515)	(23,228)	(44,514)	(23,229)
Associates	(2,884)	(2,664)	(2,884)	(2,664)
Loan payable (Note 20.ii.a)	(7,922)	(9,280)	(7,922)	(9,280)
	(186,301)	(191,364)	(92,228)	(64,384)

Current	(186,301)	(191,364)	(92,228)	(64,384)
Non-current	-	-	-	-

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from July 2020 and are tied to the cash flows of the related ventures.

	Company		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019	Nature	Interest rate

UPCON	71,595	-	-	-	Working capital	n/a
Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	7,662	6,272	7,662	6,272	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	399	392	399	392	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Im. e Comasa Const.	33,009	26,752	33,009	26,752	Construction	12% p.a. + IGPM
Total receivable	112,665	33,416	41,070	33,416

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,189	1,025	1,189	1,025	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	3,647	5,372	3,647	5,372	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	3,086	2,883	3,086	2,883	Construction	6% p.a.
Total payable	7,922	9,280	7,922	9,280

In the period ended September 30, 2020 the recognized finance income from interest on loans amounted to R$7,246 (R$2,731 in 2018) in the Company’s and Consolidated statement (Note 24).

The information regarding Management transactions and compensation is described in Note 25.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 21 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties--Continued

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$254,431 as of September 30, 2020 (R$132,336 in 2019).

22.	Net operating revenue

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Gross operating revenue
Real estate development, sale, barter transactions and construction services	250,834	240,277	361,788	290,417
(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)	(15,347)	17,116	(34,151)	17,116
Taxes on sale of real estate and services	(20,068)	(21,728)	(23,502)	(23,241)
Net operating revenue	215,419	235,665	304,135	284,292

23.	Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Cost of real estate development and sales:
Construction cost	(72,062)	(106,354)	(132,560)	(128,487)
Land cost	(53,565)	(28,582)	(61,170)	(36,946)
Development cost	(7,169)	(4,260)	(9,197)	(5,627)
Capitalized financial charges (Note 12)	(16,710)	(21,757)	(25,307)	(30,356)
Maintenance/warranty	(8,313)	(1,661)	(8,313)	(1,354)
Total cost of real estate development and sales	(157,819)	(162,614)	(236,547)	(202,770)

Selling expenses:
Product marketing	(2,615)	(3,134)	(4,337)	(3,794)
Brokerage and sale commission	(1,734)	(2,420)	(2,821)	(3,293)
Customer Relationship Management (CRM) and corporate marketing	(1,809)	(3,921)	(2,871)	(4,499)
Other	-	(110)	(720)	(97)
Total selling expenses	(6,158)	(9,585)	(10,749)	(11,683)

General and administrative expenses:
Salaries and payroll charges	(16,515)	(10,060)	(16,515)	(12,150)
Employee benefits	(2,852)	(1,166)	(2,852)	(1,409)
Travel and utilities	(395)	(114)	(395)	(138)
Services	(20,586)	(8,393)	(20,586)	(10,138)
Rents and condominium fees	(2,181)	(2,676)	(2,181)	(3,231)
IT	(2,836)	(5,139)	(2,836)	(6,207)
Stock option plan (Note 18.2)	362	2,698	362	2,698
Reserve for profit sharing (Note 25.iii)	(6,194)	(500)	(6,194)	(500)
Other	61	(786)	61	(843)
Total general and administrative expenses	(51,136)	(26,136)	(51,136)	(31,918)

Other income (expenses), net
Expenses with lawsuits (Note 16)	(51,127)	(45,378)	(52,708)	(45,769)
Other	(5,108)	126	(6,509)	70
Total other income (expenses), net	(56,235)	(45,252)	(59,217)	(45,699)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.	Finance income (cost)

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Finance income
Income from financial investments	13,864	7,613	14,006	7,649
Finance income on loan (Note 21.1)	7,246	2,976	7,246	2,976
Other finance income	512	873	1,326	1,338
Subtotal finance income	21,622	11,462	22,578	11,963

Finance cost
Interest on funding, net of capitalization (Note 12)	(46,415)	(48,428)	(43,001)	(42,976)
Amortization of debenture cost	(1,991)	(2,116)	(1,991)	(2,116)
Banking expenses	(6,691)	(5,871)	(7,321)	(7,212)
Offered discount and other finance expenses	(7,063)	(2,232)	(9,064)	(1,635)
Subtotal finance cost	(62,160)	(58,647)	(61,377)	(53,939)

Total finance income (cost), net	(40,538)	(47,185)	(38,799)	(41,976)

25.	Transactions with management and employees

(i)	Management compensation

In the periods ended September 30, 2020 and 2019, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended September 30, 2020	Board of Directors	Executive Management	Fiscal Council

Number of members	10	8	-
Annual fixed compensation (in R$)
Salary/fees	589	3,036	-
Direct and indirect benefits	-	210	-
Other (INSS)	98	563	-
Average monthly compensation (in R$)	-	,	-
Total compensation	687	3,809	-
Profit sharing (Note 25.iii)	-	1,804	-
Total management compensation	687	5,613	-

	Management compensation
Year ended September 30, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	7	3	3
Annual fixed compensation (in R$)
Salary/fees	745	1,398	94
Direct and indirect benefits	-	4	-
Other (INSS)	173	280	4
Monthly compensation (in R$)	102	187	24
Total compensation	918	1,681	98
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	918	1,681	98

There is no amount related to expenses with option grant to current management members of the Company for the periods ended September 30, 2020 and 2019.

The maximum aggregate compensation of the Company’s management members for the year 2020 was established at R$16,527 (R$7,782 in 2019), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2020.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.       Transactions with management and employees--Continued

(ii)       Sales transactions

In the periods ended September 30, 2020 and year ended December 31, 2019 no transaction of sale of units to current Management was carried out.

(iii)       Profit sharing

In the period ended September 30, 2020, the Company recorded a reserve for profit sharing expenses amounting to R$6,194 (R$500 in 2019) in the Company’s and Consolidated statement in the account “General and Administrative Expenses " (Note 23).

	Company and Consolidated
	09/30/2020	09/30/2019

Executive officers (Note 25.i)	1,804	-
Other employees	4,390	500
Total profit sharing	6,194	500

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 25 to the financial statements as of December 31, 2019.

26.	Insurance

The liabilities covered by insurance and the respective amounts as of September 30, 2020 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	423,334
Civil liability (Directors and Officers – D&O)	205,600
628,934

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 25 to the financial statements as of December 31, 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earnings and loss per share

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the periods ended September 30, 2020 and 2019, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2020	09/30/2019
Basic numerator
Undistributed loss from continued operations	(105,500)	(60,746)
Undistributed loss, available for the holders of common shares	(105,500)	(60,746)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	144,814	52,299

Basic loss per share in reais	(0.729)	(1.162)
From continued operations	(0.729)	(1.162)

Diluted numerator
Undistributed loss from continued operations	(105,500)	(60,746)
Undistributed loss, available for the holders of common shares	(105,500)	(60,746)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	144,814	52,299
Stock options	865	447
Anti-dilution effect	(865)	(447)
Diluted weighted average number of shares	144,814	52,299

Diluted loss per share in reais	(0.729)	(1.162)
From continued operations	(0.729)	(1.162)

28.	Segment information

The reports used for making decisions are the consolidated financial statements, and not the analysis by operating segments.

Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended September 30, 2020 and 2019.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures under construction as of September 30, 2020:

Consolidated
09/30/2020

Unrecognized sales revenue of units sold	312,569
Unrecognized estimated cost of units sold	(179,316)
Unrecognized estimated cost of units in inventory	(124,476)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,065,020
Recognized sales revenue:
Recognized sales revenue	773,400
Cancelled contracts - reversed revenue	(20,949)
(b) Recognized sales revenue, net	752,451
Unrecognized sales revenue (a-b) (a)	312,569

(ii) Income from damages for cancelled contracts	1,727

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	44,186

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenue	116,142
Adjustments in trade accounts receivable	71,968
Income from damages for cancelled contracts	(17,670)
Liabilities – refund due to cancelled contracts	26,504

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(663,695)
Incurred cost of units:
Construction cost	(499,436)
Cancelled contracts – construction costs	15,057
(b) Incurred cost, net	(484,379)
Cost to be incurred of units sold (a-b) (b)	(179,316)

(iii) Unrecognized estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(510,965)
Incurred cost of units (Note 6)	386,489
Unrecognized estimated cost	(124,476)

(a)	The unrecognized sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not recognized in profit or loss.
(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are recognized in properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of September 30, 2020, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 34.2% (29.0% in 2019).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019

Capital contribution (reduction)	1,150	-	(53)	-
Capitalized financial charges (Note 12)	(13,483)	(17,756)	(21,685)	(25,229)
Barter transaction – Land (Note 17)	(28,895)	(14,021)	(34,559)	(17,181)
	(41,228)	(31,777)	(56,297)	(42,410)

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities:

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2019	Funding/ Receipt	Payment Interest	Principal payment	Interest and inflation adjustment	Other	Closing balance 09/30/2020

Loans, financing and debenture (Notes 12 and 13)	(688,201)	(23,651)	(33,174)	173,015	(1,368)	-	(573,379)
Loans (Note 21.1)	24,136	-	-	65,854	14,753	-	104,743
Paid-in capital (Note 18.1)	(2,926,280)	(477,899)	-	-	-	2,361,931	(1,041,248)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250,599)
	(3,840,944)	(501,550)	(33,174)	238,869	13,385	2,362,931	(1,760,483)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2019	Funding/ Receipt	Payment Interest	Principal payment	Interest and inflation adjustment	Other	Closing balance 09/30/2020

Loans, financing and debenture (Notes 12 and 13)	(730,678)	(253,642)	(31,865)	334,251	(2,129)	-	(684,063)
Loans (Note 21.1)	24,136	-	-	(5,741)	14,753	-	33,148
Paid-in capital (Note 18.1)	(2,926,280)	(477,899)	-	-	-	2,361,931	(1,041,248)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250,599)
	(3,883,421)	(731,541)	(31,865)	328,510	12,624	2,362,931	(1,942,762)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Events after the reporting period

(i)	Convertible debenture issue

On October 21, 2020, the Company disclosed a Material Fact informing that the Board of Directors approved the following items:

(i)            the launch of the public offering with restricted efforts for the placement of the sixteenth debenture issue of the Company, convertible into common shares, in two series, with secured guarantee, in the total amount of R$117,570, with unit value of R$10, and the signature of the respective trust indenture;

(ii)           increase in the capital of the Company upon debenture conversion, provided that the increase limit of 600 million common shares is observed.

On November 16, 2020, in view of the conversion of the Company’s Series I debentures of the sixteenth issue, the Board of Directors approved the following:

(i)            ratification of the issue of 9,944,150 common shares of the Company; and

(ii)           the consequent approval of the increase in the Company’s capital: increase in the number of shares from 290,731,951 registered book-entry common shares to 300,676,101 registered book-entry common shares, and the increase in the Company’s capital from R$ 1,041,248 to R$ 1,083,248.

(ii)     Approval of the transaction with Calçada S.A. by the Administrative Council for Economic Defense (CADE)

On November 3, 2020, the Company informed about CADE’s approval of the transaction made with Calçada for acquisition of the totality of its share in four real estate ventures located in the Southern and Western zones in the city of Rio de Janeiro.

(iii)	Acquisition of assets in São Paulo

On November 10, 2020, the Company informed that it entered into a contract for acquisition of real estate assets located in the Western zone in the city of São Paulo. This acquisition depends on the fulfillment of conditions precedent, including due diligence, and is expected to be completed in December 2020.

(iv)	Intention of making a business combination with Tecnisa

On August 19, 2020, the Company disclosed a Material Fact informing that it sent to Tecnisa’s Board of Directors a proposal for the potential integration of Tecnisa’s business with Gafisa, with transformational characteristics for both Tecnisa and Gafisa.

The management of both companies shall negotiate the establishment of the applicable procedures, which studies have already been initiated at Gafisa, as approved by its Board of Directors. There are many synergies between the two companies, the major players of the sector, particularly if we consider the possible combination of their potentials.

For these reasons, Gafisa understands that this operation will add value to all of its shareholders as well as to those of Tecnisa. Any alternative of this analyzed operation shall be voluntary and structured to ensure that all shareholders of Tecnisa receive equal treatment, and in case of exchange or barter, the economic condition is kept.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Events after the reporting period--Continued

(iv)	Intention of making a business combination with Tecnisa

This operation includes the Gafisa’s request to make amendments to the Articles of Incorporation and management of Tecnisa, by resolution at the Shareholders’ Meeting, as Gafisa had acquired the required amount of shares in the market to request such meeting to be called, pursuant to CVM Instruction 627/2020, included in Note 4.2. Gafisa believes that an integration between the projects of these two companies shall potentially benefit the shareholders of both companies, particularly nowadays, when the real estate market is recovering.

(v)	Coronavirus – COVID-19

As of the disclosure date of this quarterly information, the Company, through its Crisis Management Committee, continues to perform periodic analysis and monitoring of the actions to be taken to anticipate any impact on business.

Until the disclosure date of this quarterly information, the Company has not noted a significant increase in customer default or reduction in sales volume, having even recording a sales increase in the quarter. However, even though it has not noted a significant increase in default in the period, the Company recognized an increase in the allowance for cancelled contracts because of the revaluation of the contracts in effect in relation to the uncertainty over cash inflows during the pandemic. Moreover, the construction of ventures has been according to the original schedule.

However, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year, currently having three projects in launch phase.

Therefore, even considering the scenario of uncertainty over the end of the pandemic for resuming activities and its negative impact on the country’s economy, management has evaluated the effects after the reporting period of the quarterly information as of September 30, including on its projections of profit or loss and cash generation, based on its best estimate, and has concluded that there is no need to recognize additional loss allowance, nor is any material adverse effect on its operations. The Company is going to keep monitoring the pandemic to continually update its projections and analysis on any effect on its financial information.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.	SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES
	09/30/2020
	Common shares

Shareholder	Shares	%

Planner Redwood Asset Management S.A.	39,413,089	13,21%
Outstanding shares	251,977,292	86,67%
Treasury shares	341,570	0,12%

Total shares	290,731,951	100.00%

	09/30/2019
	Common shares

Shareholder	Shares	%

Planner Redwood Asset Management S.A.	19,238,010	27.08%
Wishbone Management, LP	3,629,058	5.11%
River and Mercantille Management, LLP	3,582,114	5,04%
Outstanding shares	41,456,093	58,36%
Treasury shares	3,126,601	4,40%

Total shares	71,031,876	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.	SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD
	09/30/2020
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	38,413,089	13,21%
Board of Directors	7,127,867	2,45%
Executive directors	2,670,999	0,92%

Executive control, board members, officers and fiscal council	48,211,955	16,58%

Treasury shares	341,570	0,12%
Outstanding shares in the market (*)	242,178,426	83,30%

Total shares	290,731,951	100.00%

	09/30/2019
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	26,449,142	37,24%
Board of Directors	555	0.00%
Executive directors	12,800	0.02%

Executive control, board members, officers and fiscal council	26,462,497	37,25%

Treasury shares	3,126,601	4,40%
Outstanding shares in the market (*)	41,442,778	58,34%

Total shares	71,031,876	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

REVIEW REPORT ON QUARTERLY FINANCIAL INFORMATION (ITR)

To Shareholders and Management of

Gafisa S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Financial Information (ITR) for the quarter ended September 30, 2020, which comprises the statement of financial position as of September 30, 2020, and the respective statements of profit or loss and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and of the consolidated interim financial information in accordance with such pronouncement and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), as well as the presentation of such information according to the rules issued by CVM, applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of review

We have conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Conclusion from the individual interim financial information

Based on our review, we are not aware of any fact that makes us believe that the individual interim financial information included in the quarterly financial information referred to above has not been prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21 (R1), applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), and presented according to the rules issued by CVM.

Conclusion from the consolidated interim financial information

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the quarterly financial information referred to above has not been prepared, in all material respects, in accordance with the Technical Pronouncement CPC 21 (R1) and IAS 34, applicable to the real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), and presented according to the rules issued by CVM.

Emphasis of matter

As described in Note 2, the individual interim financial information contained in the Quarterly Financial Information (ITR) has been prepared in accordance with CPC 21, applicable to real estate development entities in Brazil, registered with CVM, and the consolidated interim financial information, contained in the ITR, has been prepared in accordance with CPC 21 and IAS 34, applicable to real estate development entities in Brazil, registered with CVM. Accordingly, the determination of the accounting policy adopted by the entity on recognition of revenue from purchase and sale of real estate unit not completed, on aspects related to transfer of control, follows the Company’s Management understanding of the application of CPC 47, aligned with that issued by CVM in the Circular Letter/CVM/SNC/SEP 02/2018. Our opinion does not contain exception in relation to this matter.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other matters

Statement of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the nine-month period ended September 30, 2020, the preparation of which is attributed to the Company’s management and is presented as supplementary information for IAS 34 purposes, applicable to real estate development entities in Brazil, registered with CVM. These statements have been submitted to the review procedures performed together with the review of the quarterly information, with the aim to conclude whether they are reconciled with the interim financial information and the accounting records, as applicable, and their format and content follow the criteria established in the Technical Pronouncement CPC 09 - “Statement of value added”. Based on our review, we are not aware of any fact that makes us believe that they have not been prepared, in all material respects, following criteria established in such Technical Pronouncement and consistently with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 16, 2020.

Mário Vieira Lopes
Accountant - CRC-RJ-060.611/O-0

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30,2020; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2020

São Paulo, November 16, 2020.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly financial information

September 30, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2020; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2020.

São Paulo, November 16, 2020.

GAFISA S.A.

Management

Rel294

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer